SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

QUARTERLY REPORT

(From January 1, 2008 to March 31, 2008)

THIS IS A TRANSLATION OF THE QUARTERLY REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A NON-CONSOLIDATED BASIS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN KOREA, OR KOREAN GAAP, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES IN THIS DOCUMENT.

Attachment:	1. Korean GAAP Consolidated Financial Statements 2. Korean GAAP Non-consolidated Financial Statements 3. US GAAP Consolidated Financial Statements

1.	Overview

A.	Industry

(1)	Industry characteristics and growth potential

-	TFT-LCD technology is one of the most widely used technologies in the manufacture of flat panel displays and the demand for flat panel displays is growing. The flat panel display industry is characterized by entry barriers due to rapidly evolving technology, capital-intensive characteristics, and the significant investments required to achieve economies of scale, among other factors. There is strong competition between a limited number of players within the industry and production capacity in the industry, including ours, is being continually increased.

-	The demand for LCD panels for Notebook Computers & Monitors has been closely related to the IT industry cycle. The demand for LCD panels for TVs is growing with the start of HDTV broadcasting and as LCD TV became to play a key role in the digital display market. There is a competition between TFT-LCD and PDP technologies in the area of large flat TV products. In addition, LCD panel markets for applications, such as mobile phones, P-A/V, medical applications and automobile navigation systems, among others, are growing steadily.

-	The average selling prices of LCD panels have declined in general and are expected to continually decline with time irrespective of general business cycles as a result of, among other factors, technology advances and cost reductions.

(2)	Cyclicality

-	The TFT-LCD business has high cyclicality as well as being a capital-intensive business. In spite of the increase in demand for products, this industry has experienced periodic volatility caused by imbalances between demand and supply due to capacity expansion within the industry.

-	Intense competition and expectations of demand growth may lead panel manufacturers to invest in manufacturing capacity on similar schedules, resulting in a surge in capacity when production is ramped up at new fabrication facilities.

-	During such surges in capacity growth, our customers can exert and have exerted strong downward pricing pressure, resulting in sharp declines in average selling prices and significant fluctuations in our gross margins. Conversely, demand surges and fluctuations in the supply chain can lead to price increases.

(3)	Competitiveness

-	Our ability to compete successfully depends on factors both within and outside our control, including product pricing, performance and reliability, successful and timely investment and product development, success of our end-brand customers in marketing their brands and products, component and raw material supply costs, foreign exchange rate and general economic and industry conditions.

-	Core competitiveness includes technology leadership, capability to design new products and premium products, timely investment in advanced fabs, cost leadership through application of large production lines, innovation of process and productivity, and collaborative customer relationships.

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-	Most importantly, cost leadership and stable and long-term relationships with customers are critical to secure profit even in a buyer’s market.

-	A substantial portion of our sales is attributable to a limited group of end-brand customers and their designated system integrators. The loss of these end-brand customers, as a result of customers entering into strategic supplier arrangements with our competitors or otherwise, would thus result in reduced sales.

-	Developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. We take active measures to protect our intellectual property internationally by obtaining patents and undertaking monitoring activities in our major markets. It is also necessary to recruit and retain the experienced key staffs and highly skilled line operators.

(4)	Sourcing material

-	Materials are sourced in-house (color filters) as well as from domestic and overseas vendors.

-	The shortage of raw materials may arise temporarily due to the rapid increase in demand for raw materials resulting from capacity expansion in the TFT-LCD industry.

-	We have purchased, and expect to purchase, a substantial portion of our equipment from a limited number of qualified foreign and local suppliers. From time to time, increased demand for new equipment may cause lead times to extend beyond those normally required by the equipment vendors.

(5)	Others

-	Most TFT-LCD panel makers are located in Asia.

a.	Korea: LG Display, Samsung Electronics (including Joint Venture between Samsung Electronics and Sony Corporation), BOE-Hydis

b.	Taiwan: AU Optronics, Chi Mei Optoelectronics, CPT, etc.

c.	Japan: Sharp, IPS-Alpha, etc.

d.	China: SVA-NEC, BOE-OT, etc.

B.	Company

(1)	Business overview

-	Commercial production for our TFT-LCD business began in September 1995 at P1, which was then the first fabrication facility of LG Electronics. At the end of 1998, LG Electronics and LG Semicon transferred their respective TFT-LCD related businesses to LG Soft Co., Ltd (currently LG. Display). It became a joint venture between LG Electronics and Philips Electronics in August 1999. In July 2004, we completed our initial public offering and listed our common stock on the Korea Exchange and our ADSs on the New York Stock Exchange. As of March 31, 2008, we operate seven fabrication facilities located in Gumi and Paju, Korea, and seven module facilities located in Gumi and Paju, Korea; Nanjing (3 factories) and Guangzhou, China; and Wroclaw, Poland.

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-	We became the first LCD maker in the world to commence commercial production at a 4th generation fab (P3) in July 2000 and at a 5th generation fab (P4) in March 2002, and we started mass production at our 6th generation fab (P6) in August 2004, which allows us to produce LCD panels for large TVs and monitors. With the commencement of mass production at our 7th generation fab (P7) in January 2006 and our decision to invest in an 8th generation fab (P8) in October 2007, we are expanding our production capacity in line with growing large-sized LCD TV market.

-	Our non-consolidated sales revenue increased by 60.5% from KRW 2,606 billion in the first quarter of 2007 to KRW 4,182 billion in the first quarter of 2008. We recorded non-consolidated operating income of KRW 948 billion in the first quarter of 2008 compared to non-consolidated operating loss of KRW 237 billion in the first quarter of 2007 and we recorded a non-consolidated net income of KRW 761 billion in the first quarter of 2008 compared to a non-consolidated net loss of KRW 169 billion in the first quarter of 2007. (Our consolidated sales revenue under Korean GAAP increased by approximately 48.2% from KRW 2,722 billion in the first quarter of 2007 to KRW 4,036 billion in the first quarter of 2008. We recorded a consolidated operating income under Korean GAAP of KRW 881 billion in the first quarter of 2008 compared to a consolidated operating loss of KRW 208 billion in the first quarter of 2007. And we recorded a consolidated net income of KRW 717 billion in the first quarter of 2008 compared to a consolidated net loss of KRW 169 billion in the first quarter of 2007.)

-	We reinforced our position as a leader in LCD technology by developing the world’s largest 52-inch multi-touch screen panel and the world’s largest 47-inch triple-view panel that also has the world’s highest resolution in its category, as well as developing ultra-slim panels for televisions and increasing the user-friendliness of LCD panels.

-	Moreover, we formed strategic alliances or entered into long-term sales contracts with major global firms such as Dell, HP and Kodak of the United States and Japan’s Toshiba, among others, to secure customers and expand partnerships for technology development.

-	Business area of the company for disclosure is limited to LCD business.

(2)	Market shares

-	Worldwide market share of large-size TFT-LCD panels (≥ 10”) based on revenue.

	2008 Q1	2007	2006
Panel for Notebook Computer	30.0%	28.5%	26.2%
Panel for Monitor	15.7%	15.6%	15.6%
Panel for TV	18.9%	22.0%	23.6%
Total	19.8%	20.4%	20.5%
* Source: DisplaySearch Q2 2008

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(3)	Market characteristics

-	Due to the recent high growth in the display appliance market for the flat display format, the scale of the LCD market is growing at a rapid rate, resulting in expansion of the market centered mainly in America, Japan, Europe and China.

(4)	New business

-	P7 in our Paju Display Cluster reached an expanded production capacity of over 130 thousand sheets of glass substrates per month after the fourth quarter of 2007 and we have commenced the construction of P8 (8th generation fab) in anticipation of a growth in the larger TFT-LCD market.

-	In September 2005, we entered into an agreement to build a “back-end” module production plant in Wroclaw, Poland, becoming the first global LCD panel manufacturer to establish a production facility in Europe. We broke ground on the plant in June 2006 and started mass production in March 2007.

-	In May 2006, we entered into an investment agreement with the Guangzhou Development District Administrative Committee to construct a module production plant in Guangzhou, China, and in June 2006, we established LG.Philips LCD Guangzhou Co., Ltd. We commenced mass production at the new module production plant in December 2007.

-	We also plan to strengthen the foundation for future growth by leading the market in the future display technologies which include preparing for the start of the AMOLED business, accelerating the development of flexible display technologies and leading the LED back-light LCD market.

-	In order to facilitate a cooperative purchasing relationship with HannStar, a company that manufactures TFT-LCD panels in Taiwan, we decided to purchase 180 million shares of preferred stock of HannStar at a purchase price of NT$3,170,250,000. We acquired the preferred shares in February 2008. The preferred shares mature in three years and are convertible into shares of common stock of HannStar.

(5)	Organization chart as of March 31, 2008

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-	CEO : Chief Executive Officer

-	CFO : Chief Financial Officer

-	CPO : Chief Production Officer

-	CTO : Chief Technology Officer

C.	Recent developments

(1)	January 2008: Acquired OLED business from LG Electronics

(2)	March 2008: Changed the name of the Company to LG Display Co., Ltd.

(3)	Major contracts

-	February 29, 2008: Extended Philips trademark license agreement (January 1, 2008 ~ June 30, 2008)

-	February 29, 2008: Extended LG trademark license agreement (January 1, 2008 ~ December 31, 2010)

-	January 17, 2008: Extended into LG.Philips LCD Guangzhou Co., Ltd. equity investment agreement and long-term supply and strategic alliance agreement with Skyworth TV holdings (investment amount: US$14 million)

-	April 7, 2008: Entered into an agreement with Skyworth RGB Electronics to establish a research and development center

2.	Information Regarding Shares

A.	Change in Capital Stock

(Unit : KRW, Share)

Date	Descriptions		Change of number of common shares	Face amount per share
July 27, 2005	Follow-on offering	*	32,500,000	5,000

*	ADSs offering (US$42.64 per share, US$21.32 per ADS)

B.	Convertible Bonds

(Unit : USD, Share)

	Item	Content
	Issuing date	April 18, 2007

	Maturity (Redemption date after put option exercise)	April 18, 2012 (April 18, 2010)

	Face Amount	USD550,000,000

	Offering method	Public offering

	Conversion period	Convertible into shares of common stock during the period from April 19, 2008 to April 3, 2012

	Conversion price	KRW 48,760 per share*

Conversion status	Number of shares already converted	None
	Number of convertible shares	10,530,762 shares if all are converted*

	Remarks	- Registered form - Listed on Singapore Exchange

*	Conversion price was adjusted from KRW 49,070 to KRW 48,760 and the number of convertible shares was adjusted from 10,464,234 to 10,530,762 following the approval by the stockholders, during the annual general meeting of stockholders on February 29, 2008, of a cash dividend of KRW 750 per share.

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C.	Shareholder List

(1)	Total shares issued and outstanding: 357,815,700 shares as of March 31, 2008

(2)	Largest shareholder and related parties as of March 31, 2008

(Unit: share)

Name	Relationship	January 1, 2008	Increase/Decrease	March 31, 2008
LG Electronics	Largest Shareholder	135,625,000 (37.9%)	—	135,625,000 (37.9%)
Young Soo Kwon	Related Party	15,000 (0.0%)	—	15,000 (0.0%)
Total		135,640,000 (37.9%)	—	135,640,000 (37.9%)

Mr. Young Soo Kwon, Representative Director and Chief Executive Officer of LG Display, acquired 8,000 shares of LG Display during the week of April 14, 2008 in transactions on the Korea Exchange.

(3)	Shareholders who own 5% or more of our shares as of December 31, 2007

Name	Type of stock	Number of shares	Ratio
LG Electronics	Common Stock	135,625,000	37.9%
Philips Electronics	Common Stock	71,225,000	19.9%*
Total	—	206,850,000	57.8%

*	On March 17, 2008, Philips Electronics sold an additional 6.7% of our common stock (24 million shares of common stock).

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D.	Voting rights as of March 31, 2008

		(Unit: share)

Description		Number of shares
1.	Shares with voting rights [A-B]	357,815,700
	A. Total shares issued	357,815,700
	B. Shares without voting rights	—
2.	Shares with restricted voting rights	—

	Total number of shares with voting rights [1-2]	357,815,700

E.	Dividends

Dividends during the recent 3 fiscal years

Description	2008 Q1	2007	2006
Par value (Won)	5,000	5,000	5,000
Net income (Million Won)	760,586	1,344,027	(769,313)
Earnings per share (Won)	2,126	3,756	(2,150)
Retained earning for dividends (Million Won)	4,520,461	4,028,227	2,711,036
Total cash dividend amount (Million Won)	—	268,362	—
Total stock dividend amount (Million Won)	—	—	—
Cash dividend payout ratio (%)	—	—	—
Cash dividend yield (%)	—	1.6	—
Stock dividend yield (%)	—	—	—
Cash dividend per share (Won)	—	750	—
Stock dividend per share (Won)	—	—	—

*	Earnings per share are calculated based on par value of 5,000 Won per share.

(As a result of a stock split, par value of our shares changed to Won 5,000 per share from Won 10,000 per share as of May 25, 2004.)

*	Retained earning for dividends is the amount before dividends are paid.
*	Earnings per share is calculated by net income divided by weighted average number of common stock.

3.	Major Products and Materials

A.	Major products in 2008

(Unit: In billions of Won)

Business area	Sales types	Items (Market)	Specific use	Major trademark	Sales (%)
TFT-LCD	Product/ Service/ Other Sales	TFT-LCD (Overseas)	Notebook Computer, Monitor, TV, Applications Panels, etc.	LG.Philips LCD	3,891 (93.0)%
		TFT-LCD (Korea*)	Notebook Computer, Monitor, TV, Applications Panels, etc.	LG.Philips LCD	291 (7.0)%
Total					4,182 (100)%
* Local export was included. ** Period: January 1, 2008 ~ March 31, 2008

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B.	Average selling price trend of major products

(Unit: USD / m2)

Description	2008 Q1	2007 Q4	2007 Q3	2007 Q2
TFT-LCD panel	1,339	1,375	1,364	1,274

*	Semi-finished products in the cell process have been excluded.
**	Quarterly average selling price per square meter of net display area shipped
***	Consolidated basis

C.	Major materials

(Unit: In billions of Won)

Business area	Purchase types	Items	Specific use	Purchase amount (%)	Suppliers
TFT-LCD	Materials	Back-Light	LCD panel manufacturing	509 (25.7%)	Heesung Electronics Ltd., etc.
		Glass		511 (25.8%)	Samsung Corning Precision Glass Co., Ltd., NEG, etc.
		Polarizer		270 (13.6%)	LG Chem., etc.
		Others		690 (34.9%)	—
Total				1,980 (100.0%)	—

*	Period : January 1, 2008 ~ March 31, 2008

D.	Price trend of major materials

-	Prices of major materials depend on fluctuations in supply and demand in the market as well as on change in size and quantity of raw materials according to the increased production of larger-size panels.

4.	Production and Equipment

A.	Production capacity and calculation

(1)	Production capacity

(Unit : 1,000 Glass sheets)

Business area	Items	Business place	2008 Q1	2007	2006
TFT-LCD	TFT-LCD	Gumi, Paju	2,917	11,544	9,942

*	Glass size per each factory is not considered.

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(2)	Calculation of Capacity

a.	Method

	Assumptions for calculation

-	Based on input glass

‚	Calculation method

-	2008 Q1: Monthly maximum input capacity per each factory in the quarter

× number of months (3 months).

-	2007: Monthly maximum input capacity per each factory in the year of 2007

× number of months (12 months).

-	2006: Monthly maximum input capacity per each factory for 4th quarter

× number of months (12 months).

b.	Average working hours

-	See 4.B(2) below.

B.	Production performance and working ratio

(1)	Production performance

(Unit: 1,000 Glass sheets)

Business area	Items	Business place	2008 Q1	2007	2006
TFT-LCD	TFT-LCD	Gumi, Paju	2,808	10,182	9,052

*	Based on input glass

(2)	Working Ratio *

(Unit: Hours)

Business place (area)	Available working hours of 2008 Q1	Real working hours of 2008 Q1	Average working ratio
Gumi (TFT-LCD)	2,184 (24 hours × 91 days)	2,184 (24 hours × 91 days)	100%
Paju (TFT-LCD)	2,184 (24 hours × 91 days)	2,184 (24 hours × 91 days)	100%

C.	Investment plan

(1)	Investment in progress

(Unit: In billions of Won)

Business area	Description	Investment period	Investment Assets	Investment effect	Total investment	Already invested	To be invested	Remarks
TFT-LCD	New / Expansion, etc.	Q4 ‘05~	Building/ Machinery, etc.	Capacity expansion	3,039	878	2,161	—

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(2)	Investment Plan (Consolidated basis)

(Unit: In billions of Won)

		Expected yearly investment			Investment
Business area	Project	2008 *	2009 **	2010 **	effects	Remarks
TFT-LCD	New / Expansion, etc.	3,000	—	—	Capacity Expansion, etc.
* Expected investments in 2008 are subject to change depending on market environment. ** Expected investments in 2009 and in 2010 cannot be projected due to industry characteristics.

5.	Sales

A.	Sales performance

			(Unit: In billions of Won)

Business area	Sales types	Items (Market)		2008 Q1	2007 Q1	2007
			Overseas	3,891	2,390	13,137
TFT-LCD	Products, etc.	TFT-LCD	Korea*	291	216	1,026
			Total	4,182	2,606	14,163
* Local export was included.

B.	Sales route and sales method

(1)	Sales organization

-	As of March 31, 2008, each of the IT business unit, TV business unit, and Small & Medium Displays business unit had individual sales and customer support functions.

-	Sales subsidiaries in America, Germany, Japan, Taiwan and China (Shanghai and Shenzhen) perform sales activities in overseas countries and provide technical support to customers.

(2)	Sales route

-	LG Display → Overseas subsidiaries (USA/Germany/Japan/Taiwan /Shenzhen/Shanghai), etc.

→ System integrators, Branded customers → End users

-	LG Display → System integrators, Branded customers → End users

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(3)	Sales methods and conditions

-	Direct sales & sales through overseas subsidiaries, etc.

(4)	Sales strategy

-	To secure stable sales to major PC makers and the leading consumer electronics makers globally

-	To increase sales of premium Notebook Computer products, to strengthen sales of the larger size and high-end Monitor segment and to lead the large and wide LCD TV market

-	To diversify our market in the application segment, including products such as mobile phone, automobile navigation systems, aircraft instrumentation and medical diagnostic equipment, etc.

6.	Directors & Employees

A.	Members of Board of Directors as of March 31, 2008

Name	Date of Birth	Position	Business Experience
Young Soo Kwon	February 6, 1957	Representative Director, President and Chief Executive Officer	President and Chief Financial Officer of LG Electronics

James (Hoyoung) Jeong	November 2, 1961	Director and Chief Financial Officer	Executive Vice President and Chief Financial Officer of LG Electronics

Simon (ShinIk) Kang	May 10, 1954	Director	Head of Digital Display Product Business Division of LG Electronics

Paul Verhagen	February 2, 1962	Director	Chief Financial Officer of Consumer Lifestyle Section, Philips Electronics

Ingoo Han	October 15, 1956	Outside Director	Professor, Graduate School of Management, Korea Advanced Institute of Science and Technology

Dongwoo Chun	January 15, 1945	Outside Director	Outside Director, Pixelplus

Bruce. I. Berkoff	August 13, 1960	Outside Director	President of LCD TV Association

Yoshihide Nakamura	October 22, 1942	Outside Director	President of ULDAGE, Inc.

William Y. Kim	June 6, 1956	Outside Director	Partner of Ropes & Gray LLP

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B.	Committees of the Board of Directors

Committees of the Board of Directors as of March 31, 2008

Committee	Member
Audit Committee	Mr. Ingoo Han, Mr. Yoshihide Nakamura, Mr. William Y. Kim
Remuneration Committee	Mr. Simon (Shin Ik) Kang, Mr. Paul Verhagen, Mr. Dongwoo Chun, Mr. Bruce I. Berkoff
Outside Director Nomination and Corporate Governance Committee	Mr. Simon (Shin Ik) Kang, Mr. Paul Verhagen, Mr. Dongwoo Chun, Mr. William Y. Kim

C.	Director & Officer Liability Insurance

(1)	Overview of Director & Officer Liability Insurance (as of March 31, 2008)

	(Unit: USD)
Name of insurance	Premium paid in the first quarter of 2008	Limit of liability	Remarks
Directors & Officers Liability Insurance	—	100,000,000	—

*	In July 2007, we renewed our director & officer liability insurance with coverage until July 2008.

(2)	The approval procedure for the Director & Officer Liability Insurance

-	Joint Representative Directors approved the limit for liability, coverage and premiums.

(3)	The insured

1.	LG Display and its subsidiaries and their respective Directors and Officers

2.	Duly elected or appointed Directors or Officers, past and new Directors and Officers during the policy period

3.	The estates and heirs of deceased Directors or Officers, and the legal representatives of Directors or Officers in the event of their incompetence, insolvency or bankruptcy (only if the Directors or Officers were employed at the time the acts were committed)

(4)	The Covered Risks

1.	The liability of a director or an officer for the Loss to shareholders or 3rd parties, arising from any alleged Wrongful Act of a director or officer of the company in their respective capacities, provided that the director or officer duly discharged his or her fiduciary duties

a.	Wrongful Act means any breach of duty, neglect, error, misstatement, misleading statement, omission, or act by the Directors or Officers

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b.	Loss includes damages, judgments, settlements and Defense Costs

2.	Coverage for security holder derivative action & security claims

The Loss arising out of any security holder derivative action is paid in accordance with the ‘Security Holder Derivative Action Inclusion Clause’. Securities Loss, incurred on account of a Securities Claim against the Directors, Officers and/or the Company, is covered (except for exclusions).

(5)	Exclusions

1.	General Exclusions (any loss related to following items) :

-	Any illegal gaining of personal profit through, dishonest or criminal act;

-	Remuneration payment to the Insureds without the previous approval of the stockholders, which payment was illegal;

-	Profits in fact made from the purchase or sale of securities of the Company using non public information in an illegal manner;

-	Payment of commissions, gratuities, benefits or any other favor provided to a political group, government official, director, officer, employee or any person having an ownership interest in any customers of the company or their agent(s), representative(s) or member(s) of their family or any other entity(ies) with which they are affiliated.

-	Wrongful Acts alleged in any claim which has been reported under any policy of which this policy is a renewal or replacement;

-	Any pending or prior litigation as of the inception date of this policy, or derived from the same facts as alleged in such pending or prior litigation, etc.;

-	Wrongful Act which Insured knew or should reasonably have foreseen at the inception date of this policy;

-	Pollutants, contamination;

-	Nuclear material, radioactive contamination;

-	Bodily injury, disease, death or emotional distress of any person, or damage to tangible property, loss of use of property, or injury from oral or written publication of a libel or slander, or material that violates a person’s right of privacy;

-	Any alleged Wrongful Act of any Subsidiary of which the insured did not own more than 50% of stock either directly or indirectly through its Subsidiaries.

2.	Special Exclusions (any loss related to following items):

-	Punitive Damage

-	Nuclear Energy Liability

-	Mutual claim between Insureds

-	Claim of a large shareholder (one holding 15% or more of the outstanding shares)

-	Claim by a government entity

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-	Professional Service liability

-	Section 16(b) of the Securities Exchange Act of 1934 or a similar law

-	ERISA (Employee Retirement Income Security Act)

-	The so called ‘Year 2000 Problem’

-	War & Terrorism

-	Asbestos/Mould liability

-	Patent / Copyright liability, etc.

D.	Employees

(as of March 31, 2008)		(Unit: person, in millions of Won)

	Details of employees				Total Salary	Per Capita	Average
Sex	Office Worker	Line Worker	Others	Total	in 2008 Q1	Salary	Service Year
Male	5,249	5,539	—	10,788	202,119	18.5	5.2
Female	388	4,586	—	4,974	58,897	11.8	3.1

Total	5,637	10,125	—	15,762	261,016	16.4	4.5

*	Directors and executive officers have been excluded.

E.	Stock Option

The following table sets forth certain information regarding our stock options as of March 31, 2008.

Executive Officers	Grant Date	Exercise Period		Exercise Price		Number of Granted Options	Number of Exercised Options	Number of Exercisable Options
		From	To
Ron H. Wirahadiraksa	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	100,000	0	50,000
Duke M. Koo	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	40,000	0	20,000
Sang Deog Yeo	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	40,000	0	20,000
Jae Geol Ju	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	40,000	0	20,000

Total						220,000		110,000

*	These SARs are exercisable starting April 8, 2008, through April 7, 2012. Additionally, when the increase rate of the Company’s share price is the same or less than the increase rate of the Korea Composite Stock Price Index (“KOSPI”) over the three-year period following the grant date, only 50% of the initially granted shares is exercisable.

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7.	Financial Information

A.	Financial Highlights (Based on Non-consolidated, Korean GAAP)

	(Unit: In millions of Won)

Description	2008 1Q	2007	2006	2005	2004
Current Assets	6,696,739	5,644,253	2,731,656	3,196,934	2,638,616
Quick Assets	5,921,266	4,963,657	1,996,280	2,725,169	2,170,617
Inventories	775,473	680,596	735,376	471,765	467,999
Non-current Assets	7,626,193	7,750,182	10,084,191	9,798,981	6,960,077
Investments	649,945	489,114	361,558	213,984	168,055
Tangible Assets	6,607,473	6,830,600	8,860,076	8,988,459	6,366,651
Intangible Assets	115,253	111,530	114,182	149,894	183,471
Other Non-current Asset	253,522	318,938	748,375	446,644	241,900

Total Assets	14,322,932	13,394,435	12,815,847	12,995,915	9,598,693

Current Liabilities	2,643,060	2,245,410	2,694,389	2,594,282	1,900,765
Non-current Liabilities	2,878,189	2,859,652	3,231,782	2,726,036	1,925,286

Total Liabilities	5,521,249	5,105,062	5,926,171	5,320,318	3,826,051

Capital Stock	1,789,079	1,789,079	1,789,079	1,789,079	1,626,579
Capital Surplus	2,311,071	2,311,071	2,275,172	2,279,250	1,012,271
Other Accumulated Comprehensive Income	25,909	5,823	(13,948)	(1,418)	42,118
Retained Earnings	4,675,624	4,183,400	2,839,373	3,608,686	3,091,674

Total Shareholder’s Equity	8,801,683	8,289,373	6,889,676	7,675,597	5,772,642

Description	2008 1Q	2007	2006	2005	2004
Sales Revenues	4,182,054	14,163,131	10,200,660	8,890,155	8,079,891
Operating Income (Loss)	948,284	1,491,135	(945,208)	447,637	1,640,708
Income (Loss) before Income Tax	977,620	1,545,562	(1,024,369)	367,281	1,683,067
Net Income (Loss)	760,586	1,344,027	(769,313)	517,012	1,655,445

B.	R&D Expense

(1)	Summary

		(Unit: In millions of Won)

	Account	2008 Q1	2007	2006
	Material Cost	46,854	246,577	291,714
	Labor Cost	32,871	110,586	87,078
	Depreciation Expense	4,943	22,516	20,671
	Others	5,331	34,737	36,649

	Total R&D Expense	89,999	414,416	436,112

Accounting Treatment	Selling & Administrative Expenses	29,565	106,082	82,635
	Manufacturing Cost	60,434	308,334	353,477

	R&D Expense / Sales Ratio [Total R&D Expense/Sales for the period×100]	2.2%	2.9%	4.3%

15

(2)	R&D achievements

[Achievements in 2004]

1)	Development of 20.1-inch AMOLED

-	Joint development of 20.1-inch AMOLED with LG Electronics

-	Development of world’s largest 20.1-inch wide AMOLED based on LTPS technology

2)	Development of copper bus line

-	Next generation LCD technology to significantly improve brightness, definition and resolution, etc.

3)	Development and mass production of world’s largest TFT-LCD panel for Full-HD TV (55-inch) in October 2004.

-	Stitch Lithography and Segmented Circuit Driving to cope with large-size LCD Panel

-	Achievement of High Contrast Ratio and Fast Response Time through new technologies

-	Application of innovative panel technology to solve the weak point (gravity/touch stains) of large size

4)	Development of Ultra High Resolution Product (30-inch)

-	World’s first success in mass production of LCM applying Cu Line (source & gate Area)

-	Achievement of Ultra High Resolution (2560×1600 : 101ppi)

5)	Development of the world’s lowest power-consumption, 32-inch Wide LCD TV Model

-	Development of the world’s lowest power consumption, under 90W model (EEFL applied)

-	High Contrast Ratio, Fast Response Time (DCR + ODC applied)

[Achievements in 2005]

6)	Development of High Luminance and High Color Gamut 17-inch wide LCD Panel for Notebook Computer

-	World’s first 500nit luminance and 72% color gamut in 17-inch wide for Notebook Computer

-	Development of 6200nit luminance backlight

7)	Development of world’s largest 10.1-inch Flexible Display

-	Joint development with E-ink Corporation

8)	37-inch, 42-inch, 47-inch Full-HD Model Development, applying Low Resistance Line (Copper bus Line)

-	World’s first mass production of copper bus line Model

-	Realize Full HD Resolution (1920×1080)

16

9)	37-inch wide LCD Model development which is the world’s best in power consumption

-	The lowest power consumption of below 120W (applying EEFL)

-	High Contrast Ratio, Fast Response Time with DCR, ODC Technology.

[Achievements in 2006]

10)	Development of High Brightness/Color gamut 17-inch wide slim LCD for Notebook Computer

-	Slim model (10t→7t), featuring 500nit, NTSC 72%

-	Development of Slim and High Brightness Backlight

11)	World’s largest size 100-inch TFT-LCD development

-	High quality image without noise or signal distortion, applying low resistance copper bus line

-	High dignity picture for Full HDTV

12)	32-inch/42-inch HCFL Scanning Backlight applied LCD TV Model Development

-	Realization of MBR (Motion Blur Reduction) by application of Backlight Scanning Technology

-	Lamp Quantity Reduction by HCFL (Hot Cathode Fluorescent Lamp) Application

13)	World’s largest 20.1-inch TFT-LCD for Notebook Computer Development

-	S-IPS Mode, sRGB, Realization of DCR 3000:1 by Backlight Control, Brightness 300nit

14)	Ultra-slim TFT-LCD development for mobile phones

-	Realization of 1.3t by reducing light guide plate & glass thickness

15)	The fast response 2.0" TFT-LCD development for mobile phones

-	Realization of high quality image by new liquid crystal development (25ms→16ms)

16)	Wide Color Gamut 30" Wide TFT-LCD Monitor Development

-	Realization of 92% high color gamut by Application of WCG CCFL

17)	LGE Chassis integration model (Tornado) development (32"/37"/42")

-	Maximized cost reduction by co-design with LGE & LPL

-	Improved product competitiveness by thin & light design

18)	32” 120Hz new-mode panel development

-	Cost reduction & spec. upgrade by new-mode panel

-	MBR (Motion Blur Reduction) by 120Hz driving

19)	CI model development (new concept BL)

-	Cost reduction and productivity improvement by new concept backlight

17

[Achievements in 2007]

20)	Development of first Poland model

-	32-inch HD model

21)	Development of socket type backlight model

-	42-inch FHD model

-	47-inch HD/FHD model

22)	Development of new concept backlight model

-	Development of 32-inch HD model

-	42/47-inch model under development

23)	Development of interlace image sticking free technology and model

-	Improvement of low picture quality caused by TV interlace signals

24)	Development of TFT-LCD with ODF (One Drop Filling) for mobile phone application

-	Our first ODF model for mobile phone application (1.52 inch)

25)	Development of GIP (Gate in Panel) application model 15XGA

-	Removed gate drive IC: 3ea → 0ea

-	Reduction in net material costs and shortening of assembly process

26)	24-inch TN (92%) monitor model development

-	The world’s first large-size panel TN application

-	Realization of 92% high color gamut on the world’s largest TN panel

27)	15.4-inch LED backlight applied model development

-	The world’s first 15.4-inch wide LED-applied display panel for notebooks

-	The world’s largest LED-applied panel for notebooks

28)	Development of FHD 120Hz display panel

-	37- to 47-inch FHD model

29)	Development of backlight localization model

-	32-inch HD model

30)	Development of enhanced Dynamic Contrast Ratio technology

-	32-inch HD Model

-	Enhanced from 5000:1 to 10000:1

31)	Development of technology that improves panel transmittance

-	Expected to be applied to new models

32)	Development of THM (through-hole mounting) technology and model

-	37~47 inch Model

-	Providing more mounting options to users

33)	Development of the world’s first DRD (Double Rate Driving) technology-applied model

-	Source Drive IC reduction: 6ea → 3ea

-	Reduction in net material costs and shortening of assembly process

18

34)	COG (Chip On Panel) Apply Model Development

-	Development of thin & light LCD made possible by Flat Type Structure

35)	26-inch/30-inch IPS 102% Monitor Model Development

-	Development of 26-inch/30-inch IPS Model that can realize 102% Wide Color Gamut

36)	2.4-inch Narrow Bezel for Mobile Display

-	The borders on the left and right sides of this 2.4-inch qVGA-resolution (240RGB×320) LCD panel measure just 1mm each. This is approximately 50% thinner than most a-Si TFT LCD panels currently produced, which generally have borders measuring closer to 2mm

37)	Development of 6-inch Electrophoretic Display Product (EDP) to be used in e-books (The first EPD product for LG Display)

-	The first EDP to be developed and launched in the marketplace to be used in e-books, this 6-inch SVGA-resolution (800RGBX600) EDP will be supplied to SONY

[Achievements in 2008]

38)	42FHD Ultra-Slim LCD TV Development

-	Development of 19.8mm depth ultra-slim 42-inch TV panel

39)	37FHD COF adoption LCD TV Development

-	Cost reduction with TCP → COF change: $2.4 (March 2008)

40)	Scanning Backlight Technology Development

-	Achieve 6ms MPRT from 8ms

41)	24WUXGA monitor model development applied RGB LED Backlight

-	High color gamut (NTSC > 105%), Color depth (10bit)

42)	13.3" Notebook model development applied LED Backlight

-	Thin & Light model development applied LED Backlight and COG Technology

(Thickness 3.5mm, Weight 275g)

19

C.	Domestic Credit Rating

Subject	Month of Rating	Credit Rating	Rating Agency (Rating range)
Corporate Debenture	March 2005	AA-	National Information & Credit Evaluation, Inc. (AAA ~ D)
	June 2005	AA-
	June 2006	AA-
	December 2006	A+
	June 2007	A+

	March 2005	AA-	Korea Investors Service, Inc. (AAA ~ D)
	June 2005	AA-
	June 2006	AA-
	January 2007	A+
	June 2007	A+

Commercial Paper	June 2005	A1	National Information & Credit Evaluation, Inc. (A1 ~ D)
	January 2006	A1
	June 2006	A1
	December 2006	A1
	June 2007	A1
	December 2007	A1

	June 2006	A1	Korea Investors Service, Inc. (A1 ~ D)
	January 2007	A1
	June 2007	A1
	December 2007	A1

D.	Remuneration for directors in 2008 Q1

	(Unit: In millions of Won )

Classification	Salary Paid	Approved Salary at Shareholders Meeting	Per Capita Average Salary Paid	Remarks
Inside Directors (4 persons)	1,180	13,400	295	KRW 827 million of the performance-based bonus which was paid in the first quarter of 2008 is included.
Outside Directors (5 persons)	75		15	—
* Period: January 1, 2008 ~ March 31, 2008

20

E.	Derivative contracts

(1)	Foreign currency forward contracts

					(Unit: In millions)

Contracting party	Selling position		Buying position		Contract foreign exchange rate	Maturity date	Purpose
ABN AMRO Bank and others	US$	686	(Won)	650,713	(Won)935.10:US$1 ~ (Won)995.60:US$1	April 1, 2008 ~ June 30, 2008	Hedge of fair value
BNP Paribas and others	US$	944	(Won)	901,354	(Won)935.60:US$1 ~ (Won)982.10:US$1	April 2, 2008 ~ October 16, 2008	Hedge of Cash flow

(2)	Cross Currency Interest Rate Swap

				(Unit: In millions)

Contracting party	Contract Amount			Contract interest rate	Maturity date	Purpose
Kookmin Bank and others	Buying position	US$	150	August 29, 2011~ January 31.2012	3M Libor ~ 3M Libor+0.53%	Hedge of Fair value & Cash flow
	Selling position	(Won)	143,269		4.54%~5.35%

(3)	Interest Rate Swap

				(Unit: In millions)

Contracting party	Contract Amount		Contract interest rate		Maturity date	Purpose
Standard Chartered First Bank Korea	US$	150	Floating Rate Receipt	6 Month Libor	May 21, 2009 ~ May 24, 2010	Hedge of Cash flow
			Fixed Rate Payment	5.375% ~ 5.644%

(4)	Currency Option

					(Unit: In millions)

Contracting party	USD Put Option Buying Position		USD Call Option Selling Position		Strike Price	Maturity date	Purpose
Citibank Korea and others	US$	660	US$	660	(Won)932.00:US$1 ~ (Won) 961.95:US$1	April 8, 2008 ~ September 25, 2008	Hedge of fair value

21

F.	Status of Equity Investment as of March 31, 2008

Company	Total issued and outstanding shares	Number of shares owned by us	Ownership ratio
LG Display America, Inc.	5,000,000	5,000,000	100%
LG Display Japan Co., Ltd.	1,900	1,900	100%
LG Display Germany GmbH	960,000	960,000	100%
LG Display Taiwan Co., Ltd.	11,550,000	11,549,994	100%
LG Display Nanjing Co., Ltd.	*	*	100%
LG Display Hong Kong Co., Ltd.	115,000	115,000	100%
LG.Philips LCD Shanghai Co., Ltd.	*	*	100%
LG Display Poland Sp. zo.o.	5,110,710	4,103,277	80%
LG.Philips LCD Guangzhou Co., Ltd.	*	*	100%
LG Display Shenzhen Co., Ltd.	*	*	100%
Paju Electric Glass Co., Ltd.	3,600,000	1,440,000	40%

*	No shares have been issued in accordance with the local laws and regulations.

8.	Subsequent Event.

-	On April 7, 2008, the Company entered into a 50-50 joint venture agreement with Skyworth-RGB Electronics Co., Limited, to set up a research and development joint venture company. Both Skyworth-RGB Electronics Co., Limited and the Company agreed to invest RMB 25 million each in the joint venture company which is expected to be formed in the first half of 2008. The joint venture company will carry out product planning, design and development activities spanning from TFT-LCD modules to television sets with the purpose of providing televisions tailored to meet the needs of Chinese consumers.

-	On May 2, 2008, the Company entered into equity investment agreement for strategic alliance with AVACO Co., Ltd., of which main business is manufacture and sale of equipment for flat panel display, to purchase 19.9% interest at the amount of KRW 6,173 million.

-	On May 13, 2008, the Company entered into equity investment agreement for strategic alliance with TLI Inc, of which main business is Manufacture and sale of semiconductor components for flat panel display, to purchase 13% interest at the amount of KRW 14,074 million.

22

LG DISPLAY CO., LTD.

(Formerly, LG.Philips LCD Co., Ltd.)

Non-Consolidated Financial Statements

(Unaudited)

March 31, 2008

(With Independent Accountants’ Review Report Thereon)

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.)

Notes to Non-Consolidated Financial Statements

March 31, 2008

(Unaudited)

Independent Accountants’ Review Report

Based on a report originally issued in Korean

To the Stockholders and Board of Directors

LG Display Co., Ltd.:

We have reviewed the accompanying non-consolidated balance sheet of LG Display Co., Ltd. (formerly LG.Philips LCD Co., Ltd.) (the “Company”) as of March 31, 2008, and the related non-consolidated statements of operations, changes in stockholders’ equity and cash flows for the three-month period ended March 31, 2008. These non-consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our review. The accompanying non-consolidated statements of operations, changes in stockholders’ equity and cash flows for the three-month period ended March 31, 2007, presented for comparative purposes, were reviewed by Samil PricewaterhouseCoopers, whose report thereon dated April 24, 2007, stated that nothing had come to their attention that caused them to believe that these non-consolidated financial statements reviewed by them were not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.

We conducted our review in accordance with the Review Standards for Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. These Standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review consists principally of inquiries of company personnel and analytical procedures applied to financial data and, thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the non-consolidated financial statements referred to above are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.

The non-consolidated balance sheet of the Company as of December 31, 2007 and the related non-consolidated statements of operations, appropriation of retained earnings, changes in stockholders’ equity and cash flows for the year then ended were audited by Samil PricewaterhouseCoopers and their report thereon, dated February 15, 2008, expressed an unqualified opinion. The accompanying non-consolidated balance sheet of the Company as of December 31, 2007, presented for comparative purposes, is not different from the above-stated non-consolidated balance sheet in all material respects.

As discussed in Note 2 (b) to the non-consolidated financial statements, accounting principles and review standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations, changes in stockholders’ equity and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such non-consolidated financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co.,Ltd.)

Notes to Non-Consolidated Financial Statements

March 31, 2008

(Unaudited)

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

April 18, 2008

This report is effective as of April 18, 2008, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.)

Non-Consolidated Balance Sheets

(Unaudited)

As at March 31, 2008 and December 31, 2007

In millions of Won, except share data	Note	2008		2007
Assets
Cash and cash equivalents		(Won)	947,842	1,109,749
Short-term financial instruments			1,980,000	785,000
Available-for-sale securities	3		64	63
Trade accounts and notes receivable, less allowance for doubtful accounts of (Won)4,801 in 2008 and (Won)5,139 in 2007	4,17		2,344,660	2,462,946
Other accounts receivable, net	4		87,281	121,687
Accrued income, net	4		36,910	14,044
Advance payments, net	4		2,246	2,743
Prepaid expenses			72,041	33,475
Prepaid value added tax			111,008	94,564
Deferred income tax assets, net	12		333,108	330,277
Inventories, net	5		775,473	680,596
Other current assets			6,106	9,109

Total current assets			6,696,739	5,644,253

Long-term financial instruments			13	13
Equity-method investments			549,325	489,101
Available-for-sale securities	3		100,607	—
Property, plant, and equipment, net	6		6,607,473	6,830,600
Intangible assets, net			115,253	111,530
Long-term other receivables, net	4		273	364
Long-term prepaid expenses			180,041	155,584
Deferred income tax assets, net	12		42,419	134,055
Non-current guarantee deposits			30,789	28,935

Total non-current assets			7,626,193	7,750,182

Total assets		(Won)	14,322,932	13,394,435

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.)

Non-Consolidated Balance Sheets (continued)

(Unaudited)

As at March 31, 2008 and December 31, 2007

In millions of Won, except share data	Note	2008		2007
Liabilities
Trade accounts payable and notes payable	17	(Won)	1,037,972	980,566
Other accounts payable			764,363	554,920
Advances received			10,022	12,360
Withholdings			3,173	6,726
Accrued expenses			143,047	172,270
Income tax payable			180,885	72,342
Warranty reserve			52,898	49,295
Current portion of long-term debts and debentures	7, 8		343,098	350,281
Other current liabilities			107,602	46,650

Total current liabilities			2,643,060	2,245,410

Debentures, net of current portion and discounts on debentures	7		1,975,715	1,998,147
Long-term debts, net of current portion	8		832,425	807,510
Long-term accrued expenses	9		—	560
Accrued severance benefits, net			70,049	53,435

Total non-current liabilities			2,878,189	2,859,652

Total liabilities			5,521,249	5,105,062

Stockholders’ equity
Common stock, (Won)5,000 par value. Authorized 500,000,000 shares: issued and outstanding 357,815,700 shares in 2008 and 2007			1,789,079	1,789,079
Capital surplus			2,311,071	2,311,071
Accumulated other comprehensive income			25,909	5,823
Retained earnings			4,675,624	4,183,400

Total stockholders’ equity			8,801,683	8,289,373

Commitments and contingencies	10

Total liabilities and stockholders’ equity		(Won)	14,322,932	13,394,435

See accompanying notes to non-consolidated financial statements.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.)

Non-Consolidated Statements of Operations

(Unaudited)

For the three-month periods ended March 31, 2008 and 2007

In millions of Won, except earnings per share	Note	2008		2007
Sales	17, 18	(Won)	4,182,054	2,606,363
Cost of sales	14, 17		3,086,865	2,717,904

Gross profit (loss)			1,095,189	(111,541)

Selling and administrative expenses	15		146,905	125,752

Operating income (loss)			948,284	(237,293)

Interest income			38,477	7,368
Rental income			846	1,007
Foreign exchange gains			215,817	23,894
Gain on foreign currency translation			84,949	3,066
Equity in gain of equity method accounted investees			21,832	16,090
Gain on disposal of property, plant and equipment			277	1,501
Commission earned	17		2,128	5,970
Reversal of allowance for doubtful accounts	4		469	—
Gains on bond retirement			16	—
Miscellaneous income			6,580	2,280

Non-operating income			371,391	61,176

Interest expenses			33,140	44,286
Foreign exchange losses			167,239	13,794
Loss on foreign currency translation			123,668	13,468
Donations			323	1
Loss on disposal of trade accounts and notes receivable			2,801	1,836
Equity in loss of equity method accounted investees			14,386	1,873
Loss on disposal of property, plant and equipment			485	3
Loss on bond retirement			13	—

Non-operating expenses			342,055	75,261

Income (loss) before income taxes			977,620	(251,378)
Income taxes (benefit)	12		217,034	(82,779)

Net income (loss)		(Won)	760,586	(168,599)

Earnings (loss) per share	16
Basic earnings (loss) per share			2,126	(471)

Diluted earnings (loss) per share			2,078	(471)

See accompanying notes to non-consolidated financial statements.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.)

Non-Consolidated Statements of Changes in Stockholders' Equity

(Unaudited)

For the three-month periods ended March 31, 2008 and 2007

In millions of Won	Note	Capital Stock		Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Total
Balances at January 1, 2007		(Won)	1,789,079	2,275,172	(13,948)	2,839,373	6,889,676
Net loss			—	—	—	(168,599)	(168,599)
Change in equity arising from application of equity method	13		—	—	8,917	—	8,917
Effective portion of gain on valuation of cash flow hedges	11, 13		—	—	(17,412)	—	(17,412)
Effective portion of loss on valuation of cash flow hedges	11, 13		—	—	299	—	299

Balances at March 31, 2007			1,789,079	2,275,172	(22,144)	2,670,774	6,712,881

Balances at January 1, 2008			1,789,079	2,311,071	5,823	4,183,400	8,289,373
Net income			—	—	—	760,586	760,586
Cash dividend			—	—	—	(268,362)	(268,362)
Change in equity arising from application of equity method	13		—	—	39,869	—	39,869
Change in fair value of available-for-sale securities	3, 13		—	—	3,160	—	3,160
Effective portion of gain on valuation of cash flow hedges	11, 13		—	—	(1,498)	—	(1,498)
Effective portion of loss on valuation of cash flow hedges	11, 13		—	—	(21,445)	—	(21,445)

Balances at March 31, 2008		(Won)	1,789,079	2,311,071	25,909	4,675,624	8,801,683

See accompanying notes to non-consolidated financial statements.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.)

Non-Consolidated Statements of Cash Flows

(Unaudited)

For the three-month periods ended March 31, 2008 and 2007

In millions of Won	Note	2008		2007
Cash flows provided by operating activities:
Net income (loss)		(Won)	760,586	(168,599)
Adjustments for:
Depreciation			626,877	680,966
Amortization of intangible assets			12,327	11,192
Loss (gain) on disposal of property, plant and equipment, net			208	(1,498)
Gain on foreign currency translation, net			38,751	10,432
Amortization of discount on debentures, net			7,686	8,494
Gain on redemption of debentures, net			(3)	—
Provision for warranty reserve			2,915	12,472
Provision for severance benefits			20,299	18,323
Gain on valuation of equity method investments, net			(7,446)	(14,217)
Stock compensation cost			(560)	—

			701,054	726,164
Changes in operating assets and liabilities:
Decrease (increase) in trade accounts receivable and notes receivable			178,269	64,400
Decrease (increase) in inventories			(94,877)	(95,987)
Decrease (increase) in other accounts receivable			44,800	(436)
Decrease (increase) in accrued income			(22,866)	(1,218)
Decrease (increase) in advance payments			497	883
Decrease (increase) in prepaid expenses			(31,250)	(61,103)
Decrease (increase) in prepaid value added tax			(10,146)	23,727
Decrease (increase) in current deferred income tax			5,871	—
Decrease (increase) in other current assets			6,486	3,124
Decrease (increase) in long-term prepaid expenses			(31,772)	(44,726)
Decrease (increase) in long-term other account receivable			91	—
Decrease (increase) in non-current deferred income tax			66,803	(82,780)
Increase (decrease) in trade accounts and notes payable			43,169	(53,172)
Increase (decrease) in other accounts and notes payable			(41,376)	40,928
Increase (decrease) in advances received			(2,338)	2,266
Increase (decrease) in withholdings			(3,554)	(1,863)
Increase (decrease) in accrued expenses			(29,223)	(2,278)
Increase (decrease) in income tax payable			108,543	—
Increase (decrease) in warranty reserve			688	(8,786)
Increase (decrease) in other current liabilities			(22,185)	(4,880)
Accrued severance benefits transferred from affiliated company, net			1,663	1,956
Payment of severance benefits			(5,587)	(6,390)
Increase (decrease) in severance insurance deposits			223	(181)
Increase (decrease) in contribution to National Pension Fund			16	(7)

			161,945	(226,523)

Net cash provided by operating activities		(Won)	1,623,585	331,042

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.)

Non-Consolidated Statements of Cash Flows (continued)

(Unaudited)

For the three-month periods ended March 31, 2008 and 2007

In millions of Won	Note	2008		2007
Cash flows from investing activities:
Proceeds from disposal of short-term financial instruments		(Won)	50,000	—
Acquisition of short-term financial instruments			(1,245,000)	—
Acquisitions of available-for-sale securities			(96,250)	—
Cash dividend received			4,965	—
Acquisitions of equity method securities			—	(55,170)
Proceeds from disposal of property, plant and equipment			815	14,274
Acquisitions of property, plant and equipment			(162,521)	(404,041)
Acquisition of intangible assets			(10,793)	(2,057)
Refund of non-current guarantee deposits			2	—
Payments of non-current guarantee deposits			(1,856)	(21)

Net cash used in investing activities			(1,460,638)	(447,015)

Cash flows from financing activities:
Proceeds from issuance of long-term debts			—	273,014
Repayment of current portion of long-term debts			(26,670)	(19,633)
Early redemption of debentures			(29,822)	—
Payment of cash dividend			(268,362)	—

Net cash provided by (used in) financing activities			(324,854)	253,381

Net increase (decrease) in cash and cash equivalents			(161,907)	137,408
Cash and cash equivalents at beginning of period			1,109,749	788,066

Cash and cash equivalents at end of period		(Won)	947,842	925,474

See accompanying notes to non-consolidated financial statements.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co.,Ltd.)

Notes to Non-Consolidated Financial Statements

March 31, 2008

(Unaudited)

1	Organization and Description of Business

LG Display Co., Ltd. (formerly LG.Philips LCD Co., Ltd.) (the “Company”) was incorporated in 1985 under its original name of LG Soft, Ltd. In 1998, LG Electronics and LG Semicon transferred their respective TFT-LCD-related business to the Company and its main business is manufacture and sale of Thin Film Transistor Liquid Crystal Display (“TFT-LCD”). In July, 1999, LG Electronics Inc., which held 100% of ownership of the Company then, Koninklijke Philips Electronics N.V. (“Philips”) entered into a joint venture agreement. Pursuant to the agreement, the Company changed its name to LG.Philips LCD Co., Ltd. However, on February 29, 2008, the Company changed its name from LG.Philips LCD Co., Ltd. to LG Display Co., Ltd. based upon the approval of shareholders at the general shareholders’ meeting on the same date as a result of the decrease in Philips’ share interest in the Company and the possibility of its business expansion to Organic Light Emitting Diode (“OLED”) and Flexible Display products. The share interest of Philips decreased, due to the disposition of shares, from 19.9% (71,225 thousand shares) to 13.2% (47,225 thousand shares) as of March 31, 2008.

As of March 31, 2008, the Company’s LCD Research & Development Center is located in Anyang, TFT-LCD manufacturing plants are located in Gumi and Paju and OLED manufacturing plant is located in Gumi. The Company’s overseas subsidiaries are located in the United States of America, Europe and Asia.

2	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements

(a)	Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its interim non-consolidated financial statements are same as those followed by the Company in its preparation of annual non-consolidated financial statements as of December 31, 2007 except for the application of the Statements of Korea Accounting Standard No. 2, Interim Financial Reporting.

(b)	Basis of Presenting Financial Statements

The Company maintains its accounting records in Korean Won and prepares statutory financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these non-consolidated financial statements are intended for use only by those who are informed about Korean accounting principles and practices. The accompanying non-consolidated financial statements have been translated into English from the Korean language non-consolidated financial statements.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co.,Ltd.)

Notes to Non-Consolidated Financial Statements

March 31, 2008

(Unaudited)

3	Available-For-Sale Securities

Available-for-sale securities as of March 31, 2008 and December 31, 2007 are as follows:

In millions of Won	Acquisition Cost		Fair value	Book value
				2008	2007
Equity securities
HannStar Display Corporation(*)	(Won)	96,249	100,607	100,607	—

Debt securities
Government bonds		64	64	64	63

	(Won)	96,313	100,671	100,671	63

(*)	The Company purchased 180 million shares of non-voting mandatorily redeemable convertible preferred stock. The preferred stocks are convertible into common stocks of HannStar Display Corporation at a ratio of 1:1 at the option of the Company from issue date (February 28, 2008) to maturity (February 28, 2011).

The Company has a put option for total or partial cash redemption of convertible preferred stocks during the period between 18 months from issuance to 91 days prior to maturity and the issuer has a call option to repay, in cash, total preferred stocks during the period between 2 years from issuance to 90 days prior to maturity.

The abovementioned convertible preferred stocks have been privately issued under the Taiwanese Law, which restricts the sale of the preferred stocks and the stocks acquired through conversion are not to be traded in the Taiwanese stock exchange until the original maturity of the preferred stocks.

4	Receivables

The Company’s receivables, including trade accounts and notes receivable as of March 31, 2008 and December 31, 2007 are as follows:

In millions of Won	2008
	Gross amount		Allowance for doubtful accounts	Book value
Trade accounts and notes receivable	(Won)	2,349,461	4,801	2,344,660
Other accounts receivable		88,155	874	87,281
Accrued income		37,283	373	36,910
Advance payments		2,269	23	2,246
Long-term other receivable		276	3	273

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co.,Ltd.)

Notes to Non-Consolidated Financial Statements

March 31, 2008

(Unaudited)

4	Receivables, Continued

In millions of Won	2007
	Gross amount		Allowance for doubtful accounts	Book value
Trade accounts and notes receivable	(Won)	2,468,085	5,139	2,462,946
Other accounts receivable		122,917	1,230	121,687
Accrued income		14,186	142	14,044
Advance payments		2,771	28	2,743
Long-term other accounts receivable		368	4	364

As of March 31, 2008, certain trade accounts and notes receivable arising from export sales were sold to financial institutions of which the trade accounts receivable amounting to (Won)581,926 million are current. For the three-month periods ended March 31, 2008 and 2007, the Company recognized (Won)2,801 million and (Won)1,836 million as loss on disposition of trade accounts and notes receivable, respectively.

5	Inventories

Inventories as of March 31, 2008 and December 31, 2007 are as follows:

In millions of Won	2008
	Gross amount		Valuation loss	Book value
Finished goods	(Won)	340,791	4,497	336,294
Merchandise		5,261	—	5,261
Work-in-process		282,433	9,637	272,796
Raw materials		118,897	2,924	115,973
Supplies		72,344	27,195	45,149

	(Won)	819,726	44,253	775,473

In millions of Won	2007
	Gross amount		Valuation loss	Book value
Finished goods	(Won)	315,363	4,388	310,975
Work-in-process		216,258	7,590	208,668
Raw materials		110,652	2,604	108,048
Supplies		78,936	26,031	52,905

	(Won)	721,209	40,613	680,596

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co.,Ltd.)

Notes to Non-Consolidated Financial Statements

March 31, 2008

(Unaudited)

6	Property, Plant and Equipment

Property, plant and equipment as of March 31, 2008 and December 31, 2007 are as follows:

In millions of Won	2008		2007
Acquisition cost:
Land	(Won)	357,010	314,550
Buildings		1,991,770	1,990,142
Structures		171,000	171,018
Machinery and equipment		14,236,570	14,220,650
Tools		115,580	115,943
Furniture and fixtures		439,162	436,509
Vehicles		10,225	10,291
Others		8,509	8,509
Machinery-in-transit		92,862	19,043
Construction-in-progress		993,998	739,579

		18,416,686	18,026,234
Less accumulated depreciation		(11,806,360)	(11,176,588)
Less accumulated impairment loss		—	(16,139)
Less government subsidies		(2,853)	(2,907)

Property, plant and equipment, net	(Won)	6,607,473	6,830,600

The Company capitalizes the interest expense and loss on foreign currency translation incurred on borrowings used to finance the cost of constructing facilities and equipment. Capitalized loss on foreign currency translation and interest expenses for the three-month period ended March 31, 2008 and the year ended December 31, 2007, amount to (Won)8,351 million (Won)25,217 million, respectively.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co.,Ltd.)

Notes to Non-Consolidated Financial Statements

March 31, 2008

(Unaudited)

7	Debentures

(a)	Details of debentures issued by the Company as of March 31, 2008 and December 31, 2007 are as follows:

In millions of Won	Maturity	Annual interest rate	2008		2007
Local currency debentures
Public debentures	October 2008 ~ March 2010	3.50 ~ 5.00%	(Won)	1,150,000	1,180,000
Private debentures	December 2010 ~ June 2011	5.30 ~ 5.89%		600,000	600,000
Less discount on debentures				(7,963)	(9,526)

Less current portion of long-term debt				(249,401)	(249,110)

				1,492,636	1,521,364

Foreign currency debentures
Convertible bond	April 2012	zero coupon		511,555	511,555
Less discount on debentures				(2,120)	(2,237)
Less conversion right adjustment				(112,144)	(118,323)
Add call premium				85,788	85,788
				483,079	476,783

			(Won)	1,975,715	1,998,147

The Company has redeemed local currency debentures amounting to (Won)30,000 million for the three-month period ended March 31, 2008. As a result, the Company recognized gain and loss on redemption of debentures (Won)16 million and (Won)13 million respectively.

(b)	Details of the convertible bond as of March 31, 2008 are as follows:

Terms and Conditions
Issue date	April 18, 2007
Maturity date	April 18, 2012
Convertible period	April 19, 2008 ~ April 3, 2012
Conversion price in Won	(Won)48,760
Issued amount	USD 550 million

The bond will be repaid at 116.77% of their principal amount at maturity unless the put option of bondholders are exercised in which case the bondholders will be repaid at 109.75% of their principal amount on April 18, 2010.

The Company is entitled to exercise a call option after three years from the date of issue at the amount of the principal and interests, calculated at 3.125% of the annual yield to maturity, from the issue date to the repayment date. The call option can be exercised only when the market price of the common shares on each of 20 trading days in 30 consecutive trading days ending on the trading day immediately prior to the date upon which notice of such redemption is published exceeds at least 130% of the conversion price. In addition, in the event that at least 90% of the initial principal amount of the bonds has been redeemed, converted, or purchased and cancelled, the remaining bonds may also be redeemed, at the Company’s option, at the amount of the principal and interests from the date of issue to the repayment date prior to their maturity.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co.,Ltd.)

Notes to Non-Consolidated Financial Statements

March 31, 2008

(Unaudited)

7	Debentures, Continued

Based on the terms and conditions of the bond, the conversion price was decreased from (Won)49,070 to (Won)48,760 per share due to payment of cash dividends of (Won)750 per share for the year ended December 31, 2007. The number of common shares to be issued if the outstanding convertible bonds are fully converted is as follows:

In Won and share	2008		2007
Convertible bond amount (*)	(Won)	513,480,000,000	513,480,000,000
Conversion price	(Won)	48,760	49,070
Common shares to be issued		10,530,762	10,464,234

(*)	The exchange rate for the conversion is fixed at (Won)933,6 to USD 1.

(c)	Aggregate maturities of the Company’s debentures as of March 31, 2008 are as follows:

In millions of Won

Period	Debentures		Convertible bonds	Total
Before March 2009	(Won)	250,000	—	250,000
Before March 2010		500,000	—	500,000
Before March 2011		600,000	—	600,000
Before March 2012		400,000	—	400,000
After April 2012		—	511,555	511,555

	(Won)	1,750,000	511,555	2,261,555

In the above schedule, it was assumed that the convertible bonds will be repaid in full at maturity.

8	Long-Term Debts

(a)	Long-term debts as of March 31, 2008 and December 31, 2007 are as follows:

In millions of Won

Lender	Annual interest rate	2008		2007
Local currency loans
Korea Development Bank (“KDB”) and others	5.88 ~ 6.08%, KDB reference interest rate +0.77%	(Won)	89,483	109,117
Shinhan Bank	4.75%, Interest rate of 3 year Korean Treasury Bond - 1.25%		18,982	18,982
Less current portion of long-term debt			(59,483)	(61,767)

		(Won)	48,982	66,332

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co.,Ltd.)

Notes to Non-Consolidated Financial Statements

March 31, 2008

(Unaudited)

8	Long-Term Debts, Continued

In millions of Won

Lender	Annual interest rate *	2008		2007
Foreign currency loans
The Export-Import Bank of Korea	6ML+0.69 ~ 1.20%	(Won)	61,486	58,168
Korea Development Bank	3ML+0.66 ~ 1.35%		161,151	159,494
Kookmin Bank and others	3ML+0.35 ~ 0.53% 6ML+0.41%		595,020	562,920

Less current portion of long-term debt			(34,214)	(39,404)

		(Won)	783,443	741,178

*	ML stands for Monthly LIBOR (London Inter-Bank Offered Rates).

(b)	Aggregate maturities of the Company’s long-term debts as of March 31, 2008 are as follows:

In millions of Won

Period	Local currency loans		Foreign currency loans	Total
Before March 2009	(Won)	59,483	34,214	93,697
Before March 2010		30,902	—	30,902
Before March 2011		3,021	9,917	12,938
Before March 2012		3,796	743,775	747,571
After April 2012		11,263	29,751	41,014

	(Won)	108,465	817,657	926,122

9	Share-Based Payments

(a)	The terms and conditions of grants as of March 31, 2008 are as follows:

Descriptions
Settlement method	Cash settlement
Type of arrangement	Stock appreciation rights (granted to senior executive)
Date of grant	April 7, 2005
Weighted-average exercise price (*1)	(Won)44,050
Number of rights granted	450,000
Number of rights cancelled (*2)	230,000
Number of rights outstanding (*3)	220,000
Exercise period	From April 8, 2008 to April 7, 2012
Vesting conditions	Two years of service from the date of grant

(*1)	The exercise price at the grant date was (Won)44,260 per stock appreciation rights (“SARs”). However, the exercise price was subsequently adjusted to (Won)44,050 due to additional issuance of common shares in 2005.
(*2)	The SARs were cancelled in connection with senior executives leaving the Company before meeting the vesting requirement.
(*3)	If the increase rate of the Company’s share price is equal or less than that of the Korea Composite Stock Price Index (“KOSPI”) over the three-year period following the grant date, only 50% of the initially granted SARs are exercisable. The actual increase rate of the Company’s share price for the three-year period ending April 7, 2008, was less than that of the KOSPI for the three-year period. As a result, only 50% of the SARs are exercisable.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co.,Ltd.)

Notes to Non-Consolidated Financial Statements

March 31, 2008

(Unaudited)

9	Share-Based Payments, Continued

(b)	The changes in the number of share options outstanding for the three-month period ended March 31, 2008 and for the year ended December 31, 2007 are as follows:

	Stock appreciation rights
In share	2008	2007
Balance at beginning of period	220,000	260,000
Cancelled	—	40,000
Outstanding at end of period	220,000	220,000
Exercisable at March 31, 2008	—	—

(c)	The Company reversed accumulated stock compensation cost of (Won)560 million for the three-month period ended March 31, 2008 as the market price of the Company’s common share was less than the exercise price of a SAR.

10	Commitments and Contingencies

(a)	Commitments

Overdraft agreements and credit facility agreement

As of March 31, 2008, the Company has bank overdraft agreements with Woori Bank and other various banks amounting to (Won)59,000 million and has a revolving credit facility agreement with Shinhan Bank and several other banks totaling (Won)100,000 million and USD100 million.

Factoring and securitization of accounts receivable

As of March 31, 2008, the Company has agreements with several banks for U.S. dollar denominated accounts receivable negotiating facilities of up to an aggregate of USD1,313.5 million.

In October 2006, LG Display America, Inc., LG Display Germany GmbH, LG.Philips LCD Shanghai Co., Ltd. and LG Display Hong Kong Co., Ltd., entered into a five-year accounts receivable selling program with Standard Chartered Bank, selling accounts receivable on a revolving basis, of up to USD600 million. The Company joined this program in April 2007. For the three-month period ended March 31, 2008, no accounts receivable were sold.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co.,Ltd.)

Notes to Non-Consolidated Financial Statements

March 31, 2008

(Unaudited)

10	Commitments and Contingencies, Continued

Letters of credit

The Company has letters of credit facilities with several banks amounting to (Won)90,000 million and USD35.5 million.

Payment guarantees

The Company receives repayment guarantees from ABN AMRO Bank amounting to USD8.5 million relating to tax payments in Poland. As of March 31, 2008, the Company entered into a payment guarantee agreement with a syndicate of banks including Kookmin Bank and Societe Generale in connection with a EUR70 million term loan credit facility of LG Display Poland Sp. zo.o.

License agreements

As of March 31, 2008, in relation to its TFT-LCD business, the Company has technical license agreements with Hitachi, Ltd., and others, and has trademark license agreements with LG Corporation and Koninklijke Philips Electronics N.V.

Rental Contract with LG Electronics Inc.

On January 1, 2008, the AM-OLED business was transferred from LG Electronics Inc., to the Company and the Company entered into an annual contract to rent manufacturing facilities (land, buildings and machinery) from LG Electronics Inc.

(b)	Contingencies

As of March 31, 2008, the Company is involved in several legal proceedings and claims arising in the ordinary course of business. The Company’s management does not expect that the outcome in these legal proceedings and claims, individually or collectively, will have any material adverse effect on the Company’s financial condition, results of operations or cash flows.

Patent infringement lawsuit against Chi Mei Optoelectronics Corp., and others

On December 1, 2006, the Company filed a complaint against Chi Mei Optoelectronics Corp., AU Optronics Corp., Tatung Company and ViewSonic Corp., alleging patent infringement related to liquid crystal display and manufacturing process for TFT-LCDs in the United States District Court for the District of Delaware. On March 8, 2007, AU Optronics Corp. countersued the Company in the United States District Court for the Western District of Wisconsin, but the case was transferred to the United States District Court for the District of Delaware due to the Company’s motion to transfer. On May 4, 2007, Chi Mei Optoelectronics Co. countersued the Company for patent infringement in the United States District Court for the Eastern District of Texas, but, on March 31, 2008, the suit was transferred to the United States District Court for the District of Delaware according to the Company’s motion to transfer.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co.,Ltd.)

Notes to Non-Consolidated Financial Statements

March 31, 2008

(Unaudited)

10	Commitments and Contingencies, Continued

Settlement of lawsuits with Tatung Co., and ViewSonic Corp.

On December 6, 2007, the Company and Tatung Co. signed a settlement agreement regarding the dismissal of pending claims. On January 19, 2008, the Company and ViewSonic Corp. signed a settlement agreement regarding the dismissal of pending claims.

Intervention in Positive Technologies, Inc’s patent infringement lawsuit

On April 14, 2006, Positive Technologies, Inc. filed a complaint in the United States District Court for the Eastern District of Texas against, among others, several of the Company’s customers, including BenQ America Corp., Hitachi America Ltd., Panasonic Corp. of North America, Philips Electronics North America Corp. and Toshiba America, Inc. for alleged infringement of two of its patents relating to LCD displays. Positive Technologies, Inc. is seeking, among other things, damages for past infringement. On March 7, 2007, the United States District Court for the Eastern District of Texas granted the Company’s intervention in the patent infringement case brought by Positive Technologies, Inc.

Anvik Corporation’s lawsuit of infringement of patent

On February 2, 2007, Anvik Corporation filed a patent infringement case against the Company, along with other LCD manufacturing companies, in connection with the usage of photo-masking equipment manufactured by Nikon Corporation.

Investigation on anti-competitive activities by authorities in Korea, Japan and U.S.

The Company is currently under investigation by the fair trade or antitrust authorities in Korea, Japan, U.S. and other markets with respect to possible anti-competitive activities in the LCD industry. As of March 31, 2008, the Company, along with a number of other companies in the LCD industry, has been named as defendants in a number of purported federal class actions in the United States alleging that the defendants violated the antitrust laws in connection with the sale of LCD panels. In February 2007, the Company and certain of its officers and directors have been named as defendants in a federal class action in the United States by the shareholders of the Company alleging violations of the U.S. Securities Exchange Act of 1934, as amended, by the Company and certain of its officers and directors in connection with possible anti-competitive activities in the LCD industry.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co.,Ltd.)

Notes to Non-Consolidated Financial Statements

March 31, 2008

(Unaudited)

11	Derivative Instruments

(a)	Details of derivative instruments as of March 31, 2008 are as follows:

Hedging purpose	Derivative instrument
Hedge of fair value	Foreign Currency Forwards
Range Forward Options

Hedge of cash flows	Foreign Currency Forwards
Cross Currency Swap
Interest Rate Swap

(b)	Hedge of fair value

The Company enters into foreign currency forward and range forward option contracts to manage the exposure to changes in currency exchange rates of foreign currency denominated accounts receivable and accounts payable in accordance with its foreign currency risk management policy. Accounts receivable and accounts payable approximate fair value and accordingly hedge accounting is not applied for these transactions.

(i) Foreign Currency Forwards

Details of foreign currency forwards outstanding as of March 31, 2008 are as follows:

In millions of Won and thousands of USD, except forward rate and maturity date

Bank	Maturity date	Selling		Buying		Forward rate
ABN AMRO Bank and others	April 1, 2008 ~ June 30, 2008	USD	686,000	(Won)	650,713	(Won) (Won)	935.10 ~ 995.60:USD1

(ii) Range Forward Option

Details of range forward option outstanding as of March 31, 2008 are as follows:

In millions of Won and thousands of USD, except forward rate and maturity date

Bank	Maturity date	Selling		Buying		Forward rate
Citi Bank and others	April 8, 2008 ~ September 25, 2008	USD	660,000	USD	660,000	(Won) (Won)	932.00~ 961.95:USD1

(iii) Unrealized gains and losses related to hedge of fair value as of March 31, 2008 are as follows:

In millions of Won

Type	Unrealized gains		Unrealized losses
Foreign Currency Forwards	(Won)	64	29,181
Range Forward Option		—	26,915

The unrealized gains and losses are included in other current assets and liabilities and are charged to operations for the three-month period ended March 31, 2008.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co.,Ltd.)

Notes to Non-Consolidated Financial Statements

March 31, 2008

(Unaudited)

11	Derivative Instruments, Continued

(c)	Hedge of cash flows

The Company enters into foreign currency forward contracts to manage the exposure to changes in currency exchange rates of cash flows related to purchase of raw materials and sale of products in accordance with its foreign currency risk management policy. In addition, the Company entered into cross currency swap contracts to manage the exposure to changes in currency exchange rates to manage the exposure to changes in interest rates related to floating rate notes.

(i) Foreign Currency Forwards

Details of foreign currency forwards outstanding as of March 31, 2008 are as follows:

In millions of Won and thousands of USD, except forward rate and maturity date

Bank	Maturity date	Selling		Buying		Forward rate
BNP PARIBAS Bank and others	April 2, 2008 ~ October 16, 2008	USD	943,500	(Won)	901,354	(Won) (Won)	935.60 ~ 982.10:USD1

Net unrealized gains and losses, net of related taxes, incurred relating to cash flow hedges from forecasted exports and the purchase of materials, were recorded as accumulated other comprehensive income. Unrealized gains and losses from the contracts that did not meet the requirements for a cash flow hedge were charged to operations as foreign currency translation gains and losses.

The unrealized gains and losses recorded net of tax under accumulated other comprehensive income, are expected to be recognized as realized gain and loss within the next twelve months.

(ii) Cross Currency Swap

In millions of Won and thousands of USD, except forward rate and maturity date

Bank	Maturity date	Selling		Buying		Contract rate
Kookmin Bank and others	August 29, 2011 ~ January 31, 2012	(Won)	— 143,269	USD	150,000 —	Accept floating rate Pay fixed rate	3M LIBOR ~ 3M LIBOR+0.53% 4.54% ~ 5.35%

Net unrealized gains and losses, net of related taxes, incurred relating to cash flow hedges from foreign currency loans, were recorded as accumulated other comprehensive income. Unrealized gains and losses from the contracts that did not meet the requirements for a cash flow hedge were charged to operations as foreign currency translation gains and losses.

In relation to the abovementioned cross currency swap, losses amounting to (Won)3,025 million, recorded net of tax under accumulated other comprehensive income, are expected to be charged to operation as gain and loss within the next twelve months.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co.,Ltd.)

Notes to Non-Consolidated Financial Statements

March 31, 2008

(Unaudited)

11	Derivative Instruments, Continued

(iii) Interest Rate Swap

In thousands USD, except forward rate and maturity date

Bank	Maturity date	Contract amount		Contract rate
SC First Bank	May 21, 2009 ~ May 24, 2010	USD	150,000	Accept floating rate Pay fixed rate	6M LIBOR 5.375% - 5.644%

Net unrealized gains and losses, net of related taxes, incurred relating to cash flow hedges from foreign currency loans, were recorded as accumulated other comprehensive income.

In relation to the abovementioned interest rate swap, losses amounting to (Won)2,708 million, recorded net of tax under accumulated other comprehensive income, are expected to be charged to operation as gain and loss within the next twelve months.

(iv) Unrealized gains and losses related to hedge of cash flows for the three-month period ended March 31, 2008 are as follows:

In millions of Won

Type	Unrealized gains		Unrealized losses	Cash flow hedge requirements
Foreign currency forwards	(Won)	—	16,086	Fulfilled
Cross currency swap		—	21,560	Fulfilled
Cross currency swap		8,025	—	Not fulfilled
Interest rate swap		—	13,861	Fulfilled

(c)	Realized gains and losses related to derivative instruments for the three-month period ended March 31, 2008 are as follows:

Hedge purpose	Type	Transaction gains		Transaction losses
Cash flow hedge	Cross currency swap	(Won)	145	—
Cash flow hedge	Foreign currency forwards		3,494	22,682
Fair value hedge	Foreign currency forwards		4,732	21,408
Fair value hedge	Range forward option		2,441	9,608

The transaction gains and losses are charged to operations for the three-month period ended March 31, 2008.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co.,Ltd.)

Notes to Non-Consolidated Financial Statements

March 31, 2008

(Unaudited)

12	Income Taxes

(a)	Income tax expense for the three-month period ended March 31, 2008 is as follows:

In millions of Won	2008
Current income taxes	(Won)	144,359
Changes in deferred income taxes from temporary differences		13,346
Changes in deferred income taxes from tax credit		75,459
Changes in deferred income taxes charged directly to stockholders’ equity		(16,130)

Income tax expense	(Won)	217,034

(b)	Changes in accumulated temporary differences for the three-month period ended March 31, 2008 are as follows:

In millions of Won	January 1, 2008		Increase (decrease)	March 31, 2008
Inventories	(Won)	22,860	20,245	43,105
Equity method investments		(50,579)	(50,744)	(101,323)
Derivatives		15,561	32,446	48,007
Property, plant and equipment		176,626	4,040	180,666
Warranty reserve		49,295	3,603	52,898
Others		(4,724)	(10,837)	(15,561)

	(Won)	209,039	(1,247)	207,792

(c)	Changes in deferred income tax assets (liabilities) for the three-month period ended March 31, 2008 are as follows:

In millions of Won	January 1, 2008		Increase (decrease)	March 31, 2008	Current	Non- Current
Inventories	(Won)	5,726	6,128	11,854	11,854	—
Equity method investments		(13,960)	(13,904)	(27,864)	—	(27,864)
Derivatives		3,898	9,304	13,202	13,202	—
Property, plant and equipment		47,713	1,970	49,683	—	49,683
Warranty reserve		12,348	2,199	14,547	14,547	—
Others		(1,366)	(2,913)	(4,279)	(7,154)	2,875
Total		54,359	2,784	57,143	32,449	24,694

Deferred income taxes added to shareholders’ equity		6,303	(16,130)	(9,827)	14,164	(23,991)
Tax credit carryforwards		403,670	(75,459)	328,211	286,495	41,716

	(Won)	464,332	(88,805)	375,527	333,108	42,419

(d)	The Company’s statutory tax rates for the three-month periods ended March 31, 2008 and 2007 is 27.5%. Under the Foreign Investment Promotion Act of Korea, from September 1999, the Company is entitled to an exemption from income taxes in proportion to the percentage of foreign equity for seven years following the registration of each foreign equity investment, and at one-half of that percentage for the subsequent three years.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co.,Ltd.)

Notes to Non-Consolidated Financial Statements

March 31, 2008

(Unaudited)

13	Comprehensive Income

Comprehensive income (loss) for the three-month periods ended March 31, 2008 and 2007 are as follows:

In millions of Won	2008		2007
Net income (loss)	(Won)	760,586	(168,599)
Change in equity arising from application of equity method, net of tax effect of (Won)(23,634) million in 2008 and (Won)1,420 million in 2007		39,869	8,917
Change in fair value of available-for-sale securities, net of tax effect of (Won)(1,198) million in 2008 and nil in 2007		3,160	—
Effective portion of gain on valuation of cash flow hedges, net of tax effect of (Won)568 million in 2008 and (Won)6,604 million in 2007		(1,498)	(17,412)
Effective portion of loss on valuation of cash flow hedges, net of tax effect of (Won)8,134 million in 2008 and (Won)(113) million in 2007		(21,445)	299

Comprehensive income (loss)	(Won)	780,672	(176,795)

14	Cost of Sales

Cost of sales for the three-month periods ended March 31, 2008 and 2007 is as follows:

In millions of Won	2008			2007
Finished goods	(Won)		3,049,875		2,712,853
Beginning balance of inventories		310,975		256,002
Cost of goods manufactured		3,075,194		2,777,699
Ending balance of inventories		(336,294)		(320,848)
Merchandise			32,155		—
Others			4,835		5,051

	(Won)		3,086,865		2,717,904

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co.,Ltd.)

Notes to Non-Consolidated Financial Statements

March 31, 2008

(Unaudited)

15	Selling and Administrative Expenses

Selling and administrative expenses for the three-month periods ended March 31, 2008 and 2007 are as follows:

In millions of Won	2008		2007
Salaries	(Won)	24,951	13,709
Severance benefits		2,749	1,772
Other employee benefits		3,578	1,861
Shipping cost		32,057	34,687
Rent		1,044	858
Fees and commissions		11,516	14,076
Entertainment		563	344
Depreciation		1,815	1,051
Taxes and dues		666	277
Advertising		8,937	5,722
Sales promotion		2,243	6,273
Development costs		1,298	521
Research		28,267	26,146
Bad debt expenses		—	725
Product warranty and service expenses		17,794	12,473
Others		9,427	5,257

	(Won)	146,905	125,752

16	Earnings (loss) Per Share

(a)	Basic earnings (loss) per share for the three-month periods ended March 31, 2008 and 2007 are as follows:

In Won, except share information	2008		2007
Net income (loss)	(Won)	760,585,844,606	(168,598,572,489)
Weighted-average number of common shares outstanding		357,815,700	357,815,700

Earnings (loss) per share	(Won)	2,126	(471)

There were no events or transactions that result in changes in the number of common shares used for calculating earnings (loss) per share.

(b)	Diluted earnings (loss) per share for the three-month period ended March 31, 2008 are as follows:

In Won, except share information	2008
Net income	(Won)	760,585,844,606
Interest on convertible bond, net of tax		4,679,438,777
Adjusted income		765,265,283,383
Weighted-average number of common shares outstanding and common equivalent shares(*)		368,346,462

Diluted earnings per share	(Won)	2,078

For the three-month period ended March 31, 2007, diluted loss per share is the identical to basic loss per share due to the anti-dilution effect as a result of net loss.

(*)	Weighted-average number of common shares outstanding

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co.,Ltd.)

Notes to Non-Consolidated Financial Statements

March 31, 2008

(Unaudited)

16	Earnings (loss) Per Share, Continued

In shares	2008
Weighted-average number of common shares (basic)	357,815,700
Effect of conversion of convertible bonds (**)	10,530,762

Weighted-average number of common shares (diluted) at March 31, 2008	368,346,462

(**)	The conversion effect of the convertible bond for the three-month period ended March 31, 2008 is as follows:

Descriptions
Number of convertible bonds	10,530,762
Period	January 1, 2008 ~ March 31, 2008
Weighted	91 days / 91 days
Effect of conversion of convertible bonds	10,530,762

(c)	Earnings per share and diluted earnings per share for the year ended December 31, 2007 were (Won)3,756 and (Won)3,716, respectively.

17	Transactions and Balances with Related Companies

(a)	Details of the Company’s related parties as of March 31, 2008 are as follows:

Parent	Control relationship
LG Corp. (*1)	Ultimate controlling party
LG Electronics Inc. (*1)	Controlling party

Controlled subsidiary	Ownership (%)
LG Display America, Inc.,	100%
LG Display Taiwan Co., Ltd.	100%
LG Display Japan Co., Ltd.	100%
LG Display Germany GmbH., LG.	100%
LG.Philips LCD Nanjing Co., Ltd.	100%
LG.Philips LCD Shanghai Co., Ltd.	100%
LG Display Hong Kong Co., Ltd.	100%
LG Display Poland Sp. zo.o.	80%
LG.Philips LCD Guangzhou Co., Ltd.	100%
LG.Philips LCD Shenzhen Co., Ltd.	100%
Global Professional Sourcing Co., Ltd.	70%(*2)

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co.,Ltd.)

Notes to Non-Consolidated Financial Statements

March 31, 2008

(Unaudited)

17	Transactions and Balances with Related Companies, Continued

Other related parties	Relationship
Paju Electric Glass Co., Ltd.	Equity-method investee

Dacom Multimedia Internet Corporation,

Dacom Crossing Corporation, Siltron Incorporated,

LG Management Development Institute Co., Ltd.,

LG Sports Ltd., LG CNS Co., Ltd., Serveone Co.,

Ltd., Hiplaza Co.,Ltd., LG Dow Polycarbonate,

LG N-Sys Inc., LG MMA Corporation,

LG Innotek Co., Ltd., LG Powercom Corp.,

Seatek Co.,Ltd., V-ENS Co., Ltd.,

Hi Business Logistics, Lusem Co., Ltd., CSLeader,

AIN Tele Service, Biztech&Ektimo Co. Ltd.,

LG Solar Energy Inc., Coca-Cola Beverage Co.,

LG CHEM Ltd., LG Dacom Corporation,

LG International Corp.,

LG Household & Health Care Ltd., LG Life

Sciences, Ltd., LG Telecom Co., Ltd. LG Micron Ltd.

and others

Affiliates

(*1)	LG Electronics Inc. files consolidated financial statements.

(*2)	The Company’s subsidiary, LG Display Taiwan Co., Ltd., has the interest of the Global Professional Sourcing Co., Ltd.

Koninklijke Philips Electronics N.V., which had significant influence over the Company in 2007, sold its share interest in the Company and its share interest decreased to 13.2% (47,225 thousand shares) and resigned from the Company’s management. Accordingly, Koninklijke Philips Electronics N.V. was excluded from the companies that have significant influence over the Company as of March 31, 2008.

(b)	Significant transactions which occurred in the normal course of business with related companies for the three-month periods ended March 31, 2008 and 2007 are as follows:

	Sales and other income			Purchases and other expense
In millions of Won	2008		2007	2008		2007
Controlling party	(Won)	341,178	197,149	(Won)	38,688	25,589
Ultimate controlling party		—	—		5,921	3,424
Overseas subsidiaries		3,437,991	2,216,035		113,411	86,049
Equity-method investee		—	—		106,700	49,410
Other related parties		80,966	41,231		625,590	440,982

	(Won)	3,860,135	2,454,415	(Won)	890,310	605,454

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co.,Ltd.)

Notes to Non-Consolidated Financial Statements

March 31, 2008

(Unaudited)

17	Transactions and Balances with Related Companies, Continued

(c)	Account balances with related companies as of March 31, 2008 and December 31, 2007 are as follows:

	Trade accounts and notes receivable			Trade accounts and notes payable
In millions of Won	2008		2007	2008		2007
Controlling party	(Won)	262,282	124,560	(Won)	36,326	25,851
Ultimate controlling party		5,924	2,717		5,106	8,629
Overseas subsidiaries		1,738,652	1,921,164		77,316	67,342
Equity-method investee		5,760	—		36,523	30,291
Other related parties		43,726	52,097		377,204	344,757

	(Won)	2,056,344	2,100,538	(Won)	532,475	476,870

(d)	Key management compensation costs for the three-month periods ended March 31, 2008 and 2007, are as follows:

In millions of Won	2008		2007
Salaries	(Won)	428	392
Post-retirement benefits		164	68

	(Won)	592	460

Key management refers to the directors who have significant control and responsibilities over the Company’s operations and business.

18	Segment Information

The Company manufactures and sells TFT-LCD and AM-OLED products. Export sales represent approximately 93% of total sales for the three-month period ended March 31, 2008.

The following is a summary of sales by country based on the location of the customers for the three-month periods ended March 31, 2008 and 2007:

In millions of Won	Domestic	Taiwan	Japan	America	China	Europe	Others in Asia	Others	Total
2008	291,540	1,011,786	346,266	490,111	850,498	743,460	381,632	66,761	4,182,054

2007	216,589	757,737	283,303	277,900	494,900	404,711	115,817	55,406	2,606,363

19	Supplemental Cash Flow Information

Significant transactions not affecting cash flows for the three-month periods ended March 31, 2008 and 2007 are as follows:

in millions of Won	2008		2007
Other accounts payable arising from the purchase of property, plant and equipment	(Won)	426,297	601,515

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co.,Ltd.)

Notes to Non-Consolidated Financial Statements

March 31, 2008

(Unaudited)

20	Subsequent Event

On April 7, 2008, the Company entered into a 50-50 joint venture agreement with Skyworth-RGB Electronics Co., Limited, to set up a research and development joint venture company, to be named Guangzhou New Vision Technology Research and Development Limited. Both Skyworth-RGB Electronics Co., Limited and the Company agreed to invest RMB 25 million each in the joint venture company which is expected to be formed in May 2008. The joint venture company will carry out product planning, design and development activities spanning from TFT-LCD modules to television sets with the purpose of providing televisions tailored to meet the needs of Chinese consumers.

LG DISPLAY CO.,LTD. (formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Consolidated Balance Sheets

(Unaudited)

As at March 31, 2008 and December 31, 2007

In millions of Won, except share data	Note	2008		2007
Assets
Cash and cash equivalents		(Won)	1,008,362	1,196,423
Short-term financial instruments			1,980,000	785,000
Available-for-sale securities	4		64	63
Trade accounts and notes receivable, less allowance for doubtful accounts of (Won)10,153 in 2008 and (Won)9,017 in 2007	5,18		2,613,982	2,339,690
Other accounts receivable, net	5		69,403	97,098
Accrued income, net	5		36,861	13,949
Advance payments, net	5		3,325	2,783
Prepaid expenses			74,134	35,613
Prepaid value added tax			121,471	105,924
Deferred income tax assets, net	13		338,096	332,926
Inventories, net	6		1,031,007	823,924
Other current assets			8,347	12,740

Total current assets			7,285,052	5,746,133

Long-term financial instruments			13	13
Available-for-sale securities	4		100,608	1
Equity-method investments			22,455	24,704
Property, plant, and equipment, net	7		7,384,831	7,528,523
Intangible assets, net			127,368	123,111
Long-term other receivables, net	5		23,496	20,141
Long-term prepaid expenses			180,117	155,656
Deferred income tax assets, net	13		80,953	151,058
Non-current guarantee deposits			32,805	30,495

Total non-current assets			7,952,646	8,033,702

Total assets		(Won)	15,237,698	13,779,835

LG DISPLAY CO.,LTD. (formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Consolidated Balance Sheets (continued)

(Unaudited)

As at March 31, 2008 and December 31, 2007

In millions of Won, except share data	Note	2008		2007
Liabilities
Trade accounts payable and notes payable	18	(Won)	1,064,496	994,701
Other accounts payable			812,891	614,904
Short-term borrowings	9		589,618	4,660
Advances received			19,653	82,101
Unearned income			17,780	15,248
Withholdings			5,106	7,160
Accrued expenses			75,742	99,288
Income tax payable			189,326	78,133
Warranty reserve			52,898	49,295
Current portion of long-term debt and debentures	8, 9		386,112	409,082
Other current liabilities			107,600	46,650

Total current liabilities			3,321,222	2,401,222

Debentures, net of current portion and discounts on debentures	8		1,975,715	1,998,147
Long-term debt, net of current portion	9		1,062,870	993,785
Long-term other accounts payable			36,613	31,046
Long-term accrued expenses	10		13,674	12,680
Accrued severance benefits, net			70,127	53,496

Total non-current liabilities			3,158,999	3,089,154

Total liabilities			6,480,221	5,490,376

Stockholders’ equity
Controlling interest
Common stock, (Won)5,000 par value. Authorized 500,000,000 shares:
issued and outstanding 357,815,700 shares in 2008 and 2007			1,789,079	1,789,079
Capital surplus			2,311,071	2,311,071
Accumulated other comprehensive income			25,554	5,823
Retained earnings			4,631,687	4,183,400

Total controlling interest			8,757,391	8,289,373
Minority interest			86	86

Total shareholders’ equity			8,757,477	8,289,459

Commitments and contingencies	11

Total liabilities and stockholders’ equity		(Won)	15,237,698	13,779,835

See accompanying notes to consolidated financial statements.

LG DISPLAY CO.,LTD. (formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Consolidated Statements of Operations

(Unaudited)

For the three-month periods ended March 31, 2008 and 2007

In millions of Won, except earnings per share	Note	2008		2007
Sales	18,19	(Won)	4,035,611	2,722,456
Cost of sales	15,18		2,972,932	2,771,645

Gross profit (loss)			1,062,679	(49,189)

Selling and administrative expenses	16		181,580	158,413

Operating income (loss)	19		881,099	(207,602)

Interest income			39,259	8,435
Rental income			846	1,007
Commission earned	18		131	1,594
Foreign exchange gains			283,587	46,862
Gain on foreign currency translation			128,613	4,824
Equity income on investments			3,511	1,151
Gain on disposal of property, plant and equipment			133	609
Reversal of allowance for doubtful accounts	5		159	—
Gain on redemption of debentures			16	—
Other income			5,002	2,696

Non-operating income			461,257	67,178

Interest expenses			39,657	49,100
Foreign exchange losses			228,767	32,884
Loss on foreign currency translation			157,946	13,848
Donations			324	1
Loss on disposal of trade accounts and notes receivable			—	8,325
Loss on disposal of property, plant and equipment			656	17
Other bad debt expenses			—	1,373
Loss on redemption of debentures			13	—
Other expenses			169	20

Non-operating expenses			427,532	105,568

Income (loss) before income taxes			914,824	(245,992)
Income taxes (benefit)	13		198,175	(77,393)

Net income (loss)		(Won)	716,649	(168,599)

Earnings (loss) per share	17
Basic earnings (loss) per share		(Won)	2,003	(471)

Diluted earnings (loss) per share		(Won)	1,958	(471)

See accompanying notes to consolidated financial statements.

LG DISPLAY CO.,LTD. (formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Consolidated Statement of Changes in Stockholders’ Equity

(Unaudited)

For the three-month periods ended March 31, 2008 and 2007

In millions of Won	Note	Capital Stock		Capital Surplus	Accumulated other comprehensive income (loss)	Retained earnings	Minority interest	Total
Balances at January 1, 2007		(Won)	1,789,079	2,275,172	(13,948)	2,839,373	—	6,889,676

Net loss			—	—	—	(168,599)	—	(168,599)
Change in cumulative translation adjustments	14		—	—	8,917	—	—	8,917
Gain on valuation of cash flow hedges	12,14		—	—	(17,412)	—	—	(17,412)
Loss on valuation of cash flow hedges	12,14		—	—	299	—	—	299

Balances at March 31, 2007			1,789,079	2,275,172	(22,144)	2,670,774	—	6,712,881

Balances at January 1, 2008			1,789,079	2,311,071	5,823	4,183,400	86	8,289,459

Net income			—	—	—	716,649	—	716,649
Cash dividend			—	—	—	(268,362)	—	(268,362)
Change in cumulative translation adjustments	14		—	—	39,514	—		39,514
Change in fair value of available-for-sale securities	4,14		—	—	3,160	—	—	3,160
Gain on valuation of cash flow hedges	12,14		—	—	(1,498)	—	—	(1,498)
Loss on valuation of cash flow hedges	12,14		—	—	(21,445)	—	—	(21,445)

Balances at March 31, 2008		(Won)	1,789,079	2,311,071	25,554	4,631,687	86	8,757,477

See accompanying notes to consolidated financial statements.

LG DISPLAY CO.,LTD. (formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Consolidated of Cash Flows

(Unaudited)

For the three-month periods ended March 31, 2008 and 2007

In millions of Won	Note	2008		2007
Cash flows provided by operating activities:
Net income (loss)		(Won)	716,649	(168,599)
Adjustments for:
Depreciation			670,771	708,498
Amortization of intangible assets			14,132	11,538
Loss (gain) on disposal of property, plant and equipment, net			523	(592)
Loss on foreign currency translation, net			25,376	8,986
Amortization of discount on debentures, net			7,686	8,493
Gain on redemption of debentures, net			(3)	—
Provision for warranty reserve			2,915	13,676
Provision for severance benefits			22,104	18,328
Equity income on investments			(3,511)	(1,151)
Stock compensation cost			(560)	—

			739,433	767,776

Changes in operating assets and liabilities:
Decrease (increase) in trade accounts receivable and notes receivable			(222,781)	(32,297)
Decrease (increase) in inventories			(207,083)	(25,319)
Decrease (increase) in other accounts receivable			46,157	13,127
Decrease (increase) in accrued income			(22,913)	(1,195)
Decrease (increase) in advance payments			(542)	(5,635)
Decrease (increase) in prepaid expenses			(31,206)	(37,167)
Decrease (increase) in prepaid value added tax			(9,249)	33,434
Decrease (increase) in current deferred income tax assets			3,533	(32,307)
Decrease (increase) in other current assets			7,895	3,205
Decrease (increase) in long-term prepaid expenses			(31,776)	(44,725)
Decrease (increase) in non-current deferred income tax			45,406	(50,009)
Decrease (increase) in long-term other accounts receivable			(3,356)	—
Increase (decrease) in trade accounts and notes payable			61,068	(48,428)
Increase (decrease) in other accounts and notes payable			(32,100)	15,475
Increase (decrease) in advances received			(62,448)	(4,700)
Increase (decrease) in withholdings			(2,054)	(18,191)
Increase (decrease) in accrued expenses			(23,546)	(23,575)
Increase (decrease) in income tax payable			111,193	3,078
Increase (decrease) in warranty reserve			688	(11,512)
Increase (decrease) in other current liabilities			(19,653)	(11,648)
Increase (decrease) in non-current deferred income tax liabilities			—	(3)
Increase (decrease) in long-term accrued expenses			2,529	766
Accrued severance benefits transferred from affiliated company, net			1,662	1,956
Payment of severance benefits			(7,375)	(6,392)
Increase (decrease) in severance insurance deposits			223	(181)
Decrease in contribution to National Pension Fund			100	68
Increase (decrease) in cumulative translation adjustments, net			12,603	10,043

			(383,025)	(272,132)

Net cash provided by operating activities		(Won)	1,073,057	327,045

LG DISPLAY CO.,LTD. (formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Consolidated of Cash Flows (continued)

(Unaudited)

For the three-month periods ended March 31, 2008 and 2007

In millions of Won	Note	2008		2007
Cash flows from investing activities:
Proceeds from disposal of property, plant and equipment		(Won)	1,753	2,957
Proceeds from disposal of short-term financial instruments			50,000	—
Acquisition of short-term financial instruments			(1,245,000)	—
Acquisitions of available-for-sale securities			(96,249)	—
Decrease(Increase) in guarantee deposits			(2,309)	239
Increase in short-term loans			(19)	—
Acquisitions of property, plant and equipment			(222,496)	(492,969)
Acquisition of intangible assets			(10,793)	(2,057)

Net cash used in investing activities			(1,525,113)	(491,830)

Cash flows from financing activities:
Proceeds from short-term borrowings			584,958	—
Proceeds from issuance of long-term debt			23,637	273,014
Repayment of short-term debt			—	(57,685)
Early redemption of debentures			(29,822)	—
Repayment of current portion of long-term debt			(46,416)	(24,955)
Payment of cash dividend			(268,362)	—

Net cash provided by financing activities			263,995	190,374

Net increase (decrease) in cash and cash equivalents			(188,061)	25,589
Cash and cash equivalents at beginning of period			1,196,423	954,362

Cash and cash equivalents at end of period		(Won)	1,008,362	979,951

See accompanying notes to consolidated financial statements.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co.,Ltd.) AND SUBSIDIARIES

Notes to Consolidated Financial Statements

March 31, 2008

(Unaudited)

1	Organization and Description of Business

The accompanying consolidated financial statements include the accounts of LG Display Co., Ltd. and its consolidated subsidiaries (collectively the “Company”). The general information on the LG Display Co., Ltd. (the “Controlling Company”) and its consolidated subsidiaries is described below.

(a)	Description of the Controlling Company

LG Display Co., Ltd. (formerly, LG.Philips LCD Co., Ltd.) was incorporated in 1985 under its original name of LG Soft, Ltd. In 1998, LG Electronics and LG Semicon transferred their respective TFT-LCD-related business to the Controlling Company and its main business is manufacture and sale of Thin Film Transistor Liquid Crystal Display (“TFT-LCD”). In July, 1999, LG Electronics Inc., which wholly owned the Controlling Company then, Koninklijke Philips Electronics N.V. (“Philips”) entered into a joint venture agreement. Pursuant to the agreement, the Controlling Company changed its name to LG.Philips LCD Co., Ltd. However, on February 29, 2008, the Controlling Company changed its name from LG.Philips LCD Co., Ltd. to LG Display Co., Ltd. based upon the approval of shareholders at the general shareholders’ meeting on the same date as a result of the decrease in Philips’ share interest in the Controlling Company and the possibility of its business expansion to Organic Light Emitting Diode (“OLED”) and Flexible Display products. The share interest of Philips decreased, due to the disposition of shares, from 19.9% (71,225,000 shares) to 13.2% (47,225,000 shares).

As of March 31, 2008, the Controlling Company’s LCD Research & Development Center is located in Anyang, TFT-LCD manufacturing plants are located in Gumi and Paju and OLED manufacturing plant is located in Gumi. The Controlling Company’s overseas subsidiaries are located in the United States of America, Europe and Asia.

(b)	Consolidated Subsidiaries

(i) LG Display America, Inc. (“LGDUS”, formerly LG.Philips LCD America, Inc.)

LGDUS was incorporated in California, U.S.A., on September 24, 1999, to sell TFT-LCD products. As of March 31, 2008 and December 31, 2007, its capital stock amounted to USD5 million and is wholly owned by the Controlling Company.

(ii) LG Display Japan Co., Ltd. (“LGDJP”, formerly LG.Philips LCD Japan Co., Ltd.)

LGDJP was incorporated in Tokyo, Japan, on October 12, 1999, to sell TFT-LCD products. As of March 31, 2008 and December 31, 2007, its capital stock amounted to JPY 95 million and is wholly owned by the Controlling Company.

(iii) LG Display Germany GmbH (“LGDDG”, formerly LG.Philips LCD Germany GmbH)

LGDDG was incorporated in Dusseldorf, Germany, on November 5, 1999, to sell TFT-LCD products. As of March 31, 2008 and December 31, 2007, its capital stock amounted to EUR1 million and is wholly owned by the Controlling Company.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd) AND SUBSIDIARIES

Notes to Consolidated Financial Statements

March 31, 2008

(Unaudited)

1	Organization and Description of Business

(b)	Consolidated Subsidiaries, Continued

(iv) LG Display Taiwan Co., Ltd. (“LGDTW”, formerly LG.Philips LCD Taiwan Co., Ltd.)

LGDTW was incorporated in Taipei, Taiwan, on April 12, 1999, to sell TFT-LCD products and its shares were acquired by the Controlling Company. in May 2000 from LG Electronics Inc. As of March 31, 2008 and December 31, 2007, its capital stock amounted to NTD116 million and is wholly owned by the Controlling Company.

(v) LG.Philips LCD Nanjing Co., Ltd. (“LPLNJ”)

LPLNJ was incorporated in Nanjing, China, on July 15, 2002, to manufacture and sell TFT-LCD products. As of March 31, 2008 and December 31, 2007, its capital stock amounted to CNY1,643 million and is wholly owned by the Controlling Company.

(vi) LG Display Hong Kong Co., Ltd. (“LGDHK”, formerly LG.Philips LCD Hong Kong Co., Ltd.)

LGDHK was incorporated in Hong Kong on January 24, 2003, to sell the TFT-LCD products. As of March 31, 2008 and December 31, 2007, its capital stock amounted to HKD12 million and is wholly owned by the Controlling Company. LGDHK’s operations transferred to LG.Philips LCD Shenzhen in 2007 and LGDHK is expected to liquidate in 2008.

(vii) LG.Philips LCD Shanghai Co., Ltd. (“LPLSH”)

LPLSH was incorporated in Shanghai, China, on January 16, 2003, to sell TFT-LCD products. As of March 31, 2008 and December 31, 2007, its capital stock amounted to CNY4 million and is wholly owned by the Controlling Company.

(viii) LG Display Poland Sp. zo.o. (“LGDWR”, formerly LG.Philips LCD Polond Sp. zo.o)

LGDWR was incorporated in Poland on September 6, 2005, to manufacture and sell TFT-LCD products. As of March 31, 2008 and December 31, 2007, its capital stock amounted to PLN511 million, and is 80.29% owned by the Controlling Company.

(ix) LG.Philips LCD Guangzhou Co., Ltd. (“LPLGZ”)

LPLGZ was incorporated in Guangzhou, China, on June 30, 2006, to manufacture and sell TFT-LCD products. As of March 31, 2008 and December 31, 2007, its capital stock amounted to CNY582 million and is wholly owned by the Controlling Company.

(x) LG.Philips LCD Shenzhen Co., Ltd. (“LPLSZ”)

LPLSZ was incorporated in Shenzhen, China on August 28, 2007, to sell TFT LCD products. As of March 31, 2008 and December 31, 2007, its capital stock amounted to CNY4 million, and is wholly owned by the Controlling Company.

(xi) Global Professional Sourcing Co., Ltd. (“GPS”)

GPS was incorporated in Taipei, Taiwan on September 11, 2007, to survey and search for potential local partners in the LCD industry. As of March 31, 2008 and December 31, 2007, its capital stock amounted to NTD10 million, and is 70% owned by LG Display Taiwan Co., Ltd.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd) AND SUBSIDIARIES

Notes to Consolidated Financial Statements

March 31, 2008

(Unaudited)

1	Organization and Description of Business, Continued

(c)	Equity-method Investment

(i) Paju Electric Glass Co., Ltd. (“PEG”)

PEG was incorporated in Paju, Korea, in January 2005, to produce electric glass. As of March 31, 2008 and December 31, 2007, its capital stock amounted to (Won)36,000 million and 40% of PEG is owned by the Controlling Company.

2	Summary of Consolidated Subsidiaries

Consolidated subsidiaries as of March 31, 2008, are as follows:

Overseas Subsidiaries	Total issued and outstanding shares		No. of shares owned by the Company		Percentage of Ownership (%)
LG Display America, Inc.	5,000,000		5,000,000		100
LG Display Japan Co., Ltd.	1,900		1,900		100
LG Display Germany GmbH	960,000		960,000		100
LG Display Taiwan Co., Ltd.	11,550,000		11,549,994		100
LG.Philips LCD Nanjing Co., Ltd.	(	*)	(	*)	100
LG Display Hong Kong Co., Ltd.	115,000		115,000		100
LG.Philips LCD Shanghai Co., Ltd.	(	*)	(	*)	100
LG Display Poland Sp. zo.o.(**)	5,110,710		4,103,277		80
LG.Philips LCD Guangzhou Co., Ltd.	(	*)	(	*)	100
LG.Philips LCD Shenzhen Co., Ltd.	(	*)	(	*)	100
Global Professional Sourcing Co., Ltd.	1,000,000		700,000		70

(*)	No shares have been issued in accordance with the local laws and regulations.
(**)	Toshiba Corporation (“Toshiba”) owns 20% of LG Display Poland Sp. zo.o. (LGDWR). The Controlling Company has a call option to buy Toshiba’s interest in LGDWR and Toshiba has a put option to sell its interest in LGDWR to the Controlling Company under the same terms, that is, the price of the call is equal to the price of the put option fixed at Toshiba’s purchase price. Combination of the derivative contract and Toshiba’s interest in LGDWR is accounted for as a borrowing by the Controlling Company. Accordingly, the Controlling Company consolidates 100% of LGDWR.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd) AND SUBSIDIARIES

Notes to Consolidated Financial Statements

March 31, 2008

(Unaudited)

2	Summary of Consolidated Subsidiaries, Continued

A summary of consolidated subsidiaries’ financial data as of and for the three-month period ended March 31, 2008, prior to the elimination of intercompany transactions is as follows:

In millions of Won	Total assets		Total liabilities	Total shareholders’ equity	Sales	Net Income (loss)
LG Display America, Inc.	(Won)	351,357	340,241	11,116	459,328	224
LG Display Japan Co., Ltd.		158,994	151,231	7,763	340,757	730
LG Display Germany GmbH		552,929	544,711	8,218	735,685	500
LG Display Taiwan Co., Ltd.		744,140	731,569	12,571	958,744	(4,694)
LG.Philips LCD Nanjing Co., Ltd.		460,691	183,676	277,015	71,364	14,300
LG Display Hong Kong Co., Ltd.		3,265	159	3,106	—	46
LG.Philips LCD Shanghai Co., Ltd.		408,765	404,706	4,059	519,333	897
LG Display Poland Sp. zo.o.		369,815	187,748	182,067	30,848	1,431
LG.Philips LCD Guangzhou Co., Ltd.		140,964	70,238	70,726	8,809	2,020
LG.Philips LCD Shenzhen Co., Ltd.		195,719	193,632	2,087	309,273	436

	(Won)	3,386,639	2,807,911	578,728	3,434,141	15,890

The financial data for LG Display Taiwan Co., Ltd. are based on its consolidated financial statements while the remaining subsidiaries are based on their non-consolidated financial statements.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd) AND SUBSIDIARIES

Notes to Consolidated Financial Statements

March 31, 2008

(Unaudited)

3	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements

(a)	Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its interim consolidated financial statements are the same as those followed by the Company in its preparation of annual consolidated financial statements as of December 31, 2007 except for the application of the Statements of Korea Accounting Standard No. 2, Interim Financial Reporting.

(b)	Basis of Presenting Financial Statements

The Company maintains its accounting records in Korean Won and prepares statutory financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these consolidated financial statements are intended for use only by those who are informed about Korean accounting principles and practices. The accompanying consolidated financial statements have been translated into English from the Korean language consolidated financial statements.

4	Available-For-Sale Securities

Available-for-sale securities as of March 31, 2008 and December 31, 2007 are as follows:

In millions of Won	Acquisition Cost		Fair value	Book value
				2008	2007
Equity securities
HannStar Display Corporation(*)	(Won)	96,249	100,607	100,607	—
Others		1	1	1	1

		96,250	100,608	100,608	1

Debt securities
Government bonds	(Won)	64	64	64	63

(*)	The Company purchased 180 million shares of non-voting mandatorily redeemable convertible preferred stock. The preferred stocks are convertible into common stocks of HannStar Display Corporation at a ratio of 1:1 at the option of the Company from issue date (February 28, 2008) to maturity (February 28, 2011).

The Company has a put option for total or partial cash redemption of convertible preferred stocks during the period between 18 months from issuance to 91 days prior to maturity and the issuer has a call option to repay, in cash, total preferred stocks during the period between 2 years from issuance to 90 days prior to maturity.

The abovementioned convertible preferred stocks have been privately issued under the Taiwanese Law, which restricts the sale of the preferred stocks and the stocks acquired through conversion are not to be traded in the Taiwanese stock exchange until the original maturity of the preferred stocks.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd) AND SUBSIDIARIES

Notes to Consolidated Financial Statements

March 31, 2008

(Unaudited)

5	Receivables

The Company’s receivables, including trade accounts and notes receivable as of March 31, 2008 and December 31, 2007 are as follows:

In millions of Won	2008
	Gross amount		Allowance for doubtful accounts	Book value
Trade accounts and notes receivable	(Won)	2,624,136	10,154	2,613,982
Other accounts receivable		70,301	898	69,403
Accrued income		37,234	373	36,861
Advance payments		3,348	23	3,325
Long-term other accounts receivable		27,112	3,616	23,496

In millions of Won	2007
	Gross amount		Allowance for doubtful accounts	Book value
Trade accounts and notes receivable	(Won)	2,348,707	9,017	2,339,690
Other accounts receivable		98,341	1,243	97,098
Accrued income		14,091	142	13,949
Advance payments		2,811	28	2,783
Long-term other accounts receivable		20,145	4	20,141

As of March 31, 2008, certain trade accounts and notes receivable arising from export sales were sold to financial institutions of which the trade accounts receivable amounting to (Won)581,926 million are current. The transferred accounts receivable was recorded as short-term borrowings.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd) AND SUBSIDIARIES

Notes to Consolidated Financial Statements

March 31, 2008

(Unaudited)

6	Inventories

Inventories as of March 31, 2008 and December 31, 2007 are as follows:

In millions of Won	2008
	Gross amount		Valuation loss	Book value
Finished goods	(Won)	596,939	8,937	588,002
Merchandise		7,785	4	7,781
Work-in-process		282,432	9,637	272,795
Raw materials		118,898	2,924	115,974
Supplies		74,343	27,888	46,455

	(Won)	1,080,397	49,390	1,031,007

In millions of Won	2007
	Gross amount		Valuation loss	Book value
Finished goods	(Won)	460,756	7,722	453,034
Work-in-process		216,258	7,590	208,668
Raw materials		110,652	2,604	108,048
Supplies		80,205	26,031	54,174

	(Won)	867,871	43,947	823,924

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd) AND SUBSIDIARIES

Notes to Consolidated Financial Statements

March 31, 2008

(Unaudited)

7	Property, Plant and Equipment

Property, plant and equipment as of March 31, 2008 and December 31, 2007 are as follows:

In millions of Won	2008		2007
Acquisition cost:
Land	(Won)	382,526	336,434
Buildings		2,429,781	2,374,513
Structures		172,558	172,453
Machinery and equipment		14,816,576	14,740,001
Tools		202,047	192,817
Furniture and fixtures		476,853	469,256
Vehicles		14,915	14,463
Others		8,950	8,887
Machinery-in-transit		92,862	19,043
Construction-in-progress		1,015,661	745,606

		19,612,729	19,073,473

Less accumulated depreciation		(12,199,529)	(11,504,020)
Less accumulated impairment loss		—	(16,139)
Less government subsidies (*)		(28,369)	(24,791)

Property, plant and equipment, net	(Won)	7,384,831	7,528,523

(*)	The Company acquired land at EUR 1 and received cash grants which are intended to be used for the construction of a plant according to an investment agreement with the Polish Government. The land was recognized at fair value at the acquisition date, amounting to PLN57,413 thousand ((Won)25,517 million), and the corresponding amount less EUR1 was recognized as a deduction to land. The cash grants amounting to PLN40,005 thousand ((Won)17,780 million) were recorded as a liability due to the repayment contingency to be determined based on the level of employment and investment by 2012. Other government subsidies are related to purchase of buildings, structures and machinery and equipment.

The Company capitalizes the interest expense and loss on foreign currency translation incurred on borrowings used to finance the cost of constructing facilities and equipment. Capitalized loss on foreign currency translation and interest expense for the three-month period ended March 31, 2008 and the year ended December 31, 2007, amount to (Won)8,351 million and (Won)25,217 million, respectively.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd) AND SUBSIDIARIES

Notes to Consolidated Financial Statements

March 31, 2008

(Unaudited)

8	Debentures

(a)	Details of debentures issued by the Company as of March 31, 2008 and December 31, 2007 are as follows:

In millions of Won	Maturity	Annual interest rate	2008		2007
Local currency debentures
Public debentures	October 2008~March 2010	3.50~ 5.00%	(Won)	1,150,000	1,180,000
Private debentures	December 2010~June 2011	5.30~ 5.89%		600,000	600,000
Less discount on debentures				(7,963)	(9,526)

Less current portion of debentures				(249,401)	(249,110)

				1,492,636	1,521,364

Foreign currency debentures
Convertible bond	April 2012	zero coupon		511,555	511,555
Less discount on debentures				(2,120)	(2,237)
Less conversion right adjustment				(112,144)	(118,323)
Add call premium				85,788	85,788
				483,079	476,783

			(Won)	1,975,715	1,998,147

The Company has redeemed local currency debentures amounting to (Won)30,000 million for the three-month period ended March 31, 2008. As a result, the Company recognized gain and loss on redemption of debentures of (Won)16 million and (Won)13 million respectively.

(b)	Details of the convertible bond as of March 31, 2008 are as follows:

Terms and Conditions
Issue date	April 18, 2007
Maturity date	April 18, 2012
Conversion period	April 19, 2008 ~ April 3, 2012
Conversion price in Won	(Won)48,760
Issued amount	USD 550 million

The bond will be repaid at 116.77% of their principal amount at maturity unless the put option of bondholders are exercised in which case the bondholders will be repaid at 109.75% of their principal amount on April 18, 2010.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd) AND SUBSIDIARIES

Notes to Consolidated Financial Statements

March 31, 2008

(Unaudited)

8	Debentures, Continued

The Company is entitled to exercise a call option after three years from the date of issue at the amount of the principal and interests, calculated at 3.125% of the annual yield to maturity, from the issue date to the repayment date. The call option can be exercised only when the market price of the common shares on each of 20 trading days in 30 consecutive trading days ending on the trading day immediately prior to the date upon which notice of such redemption is published exceeds at least 130% of the conversion price. In addition, in the event that at least 90% of the initial principal amount of the bonds has been redeemed, converted, or purchased and cancelled, the remaining bonds may also be redeemed, at the Company’s option, at the amount of the principal and interests from the date of issue to the repayment date prior to their maturity.

Based on the terms and conditions of the bond, the conversion price was decreased from (Won)49,070 to (Won)48,760 per share due to payment of cash dividends of (Won)750 per share for the year ended December 31, 2007. The number of common shares to be issued if the outstanding convertible bonds are fully converted is as follows:

In Won and share	2008		2007
Convertible bond amount (*)	(Won)	513,480,000,000	513,480,000,000
Conversion price	(Won)	48,760	49,070
Common shares to be issued		10,530,762	10,464,234

(*)	The exchange rate for the conversion is fixed at (Won)933.6 to USD 1.

(c)	Aggregate maturities of the Company’s debentures as of March 31, 2008 are as follows:

In millions of Won

Period	Debentures		Convertible bonds	Total
By March 2009	(Won)	250,000	—	250,000
By March 2010		500,000	—	500,000
By March 2011		600,000	—	600,000
By March 2012		400,000	—	400,000
After March 2012		—	511,555	511,555

	(Won)	1,750,000	511,555	2,261,555

In the above schedule, it was assumed that the convertible bond will be repaid in full at maturity.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd) AND SUBSIDIARIES

Notes to Consolidated Financial Statements

March 31, 2008

(Unaudited)

9	Short-Term Borrowings and Long-Term Debt

(a)	Short-term borrowings as of March 31, 2008 and December 31, 2007 are as follows:

In millions

Lender	Annual interest rate	2008		2007
Working capital
Korea Exchange Bank and others	LIBOR + 0.50 ~ 0.70%	(Won)	581,926		—
Foreign currency equivalent		USD	586

			581,926		—

Mizuho Bank and others	TIBOR + 0.39 ~ 0.40%		7,692		4,660
Foreign currency equivalent		JPY	769	JPY	556

			7,692		4,660

		(Won)	589,618		4,660

(b)	Long-term debt as of March 31, 2008 and December 31, 2007 is as follows:

In millions

Lender	Annual interest rate(*)	2008		2007
Local currency loans
Korea Development Bank(“KDB”) and others	5.88 ~ 6.08 % KDB Reference interest rate + 0.77%	(Won)	89,483		109,117
Shinhan Bank	Interest rate of 3 year Korean Treasury Bond - 1.25%		18,982		18,982
Less current portion of long-term debt			(59,483)		(61,767)

			48,982		66,332

Foreign currency loans
Industrial and Commercial Bank of China and others	6ML + 0.50% 6ML + 0.68 % Interest rate of 90% of the Basic Rate published by the People’s Bank of China 3M EURIBOR + 0.60%		273,459		245,076
The Export-Import Bank of Korea	6ML + 0.69 ~ 1.20%		61,486		58,168
Korea Development Bank	3ML + 0.66 ~ 1.35%		161,151		159,494
Kookmin Bank and others	3ML + 0.35 ~ 0.53% 6ML + 0.41%		595,020		562,920
Foreign currency equivalent		USD	(980)	USD	(978)
		CNY	(70)	CNY	(100)
		EUR	(70)	EUR	(70)

Less current portion of long-term debt			(77,228)		(98,205)

			1,013,888		927,453

		(Won)	1,062,870		993,785

(*)	ML represents Monthly LIBOR (London Inter-Bank Offered Rates) and M EURIBOR represents Monthly EURIBOR (Euro Inter-Bank Offered Rates).

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd) AND SUBSIDIARIES

Notes to Consolidated Financial Statements

March 31, 2008

(Unaudited)

9	Short-Term Borrowings and Long-Term Debt, Continued

(c)	Aggregate maturities of the Company’s long-term debt as of March 31, 2008 are as follows:

In millions of Won

Period	Local currency loans		Foreign currency loans	Total
By March 2009	(Won)	59,483	77,228	136,711
By March 2010		30,902	47,359	78,261
By March 2011		3,021	104,044	107,065
By March 2012		3,796	790,545	794,341
After March 2012		11,263	71,940	83,203

	(Won)	108,465	1,091,116	1,199,581

10	Share-Based Payments

(a)	The terms and conditions of grants as of March 31, 2008 are as follows:

Descriptions
Settlement method	Cash settlement
Type of arrangement	Stock appreciation rights (granted to senior executive)
Date of grant	April 7, 2005
Weighted-average exercise price (*1)	(Won)44,050
Number of rights granted	450,000
Number of rights cancelled (*2)	230,000
Number of rights outstanding (*3)	220,000
Exercise period	From April 8, 2008 to April 7, 2012
Vesting conditions	Two years of service from the date of grant

(*1)	The exercise price at the grant date was (Won)44,260 per stock appreciation rights (“SARs”). However, the exercise price was subsequently adjusted to (Won)44,050 due to additional issuance of common shares in 2005.
(*2)	The SARs were cancelled in connection with senior executives leaving the Company before meeting the vesting requirement.
(*3)	If the increase rate of the Company’s share price is equal or less than that of the Korea Composite Stock Price Index (“KOSPI”) over the three-year period following the grant date, only 50% of the outstanding SARs are exercisable. The actual increase rate of the Company’s share price for the three-year period ending April 7, 2008, was less than that of the KOSPI. As a result, only 50% of the outstanding SARs as of March 31, 2008 are exercisable.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd) AND SUBSIDIARIES

Notes to Consolidated Financial Statements

March 31, 2008

(Unaudited)

10	Share-Based Payments, continued

(b)	The change in the number of share options outstanding for the three-month period ended March 31, 2008 and for the year ended December 31, 2007 are as follows:

In share
	Stock appreciation rights
	2008	2007
Balance at beginning of period	220,000	260,000
Cancelled	—	40,000
Outstanding at end of period	220,000	220,000
Exercisable at March 31, 2008	—	—

(c)	The Company reversed accumulated stock compensation cost of (Won)560 million for three-month period ended March 31, 2008 as the market price of the Company’s common share was less than the exercise price of a SAR.

11	Commitments and Contingencies

(a)	Commitments

Overdraft agreements and credit facility agreement

As of March 31, 2008, the Controlling Company has bank overdraft agreements with Woori Bank and other various banks amounting to (Won)59,000 million and has a revolving credit facility agreement with Shinhan Bank and several other banks totaling (Won)100,000 million and USD100 million.

Factoring and securitization of accounts receivable

As of March 31, 2008, the Controlling Company has agreements with Korea Development Bank and other several banks for U.S. dollar denominated accounts receivable negotiating facilities of up to an aggregate of USD1,313.5 million.

In October 2006, LG Display America, Inc., LG Display Germany GmbH, LG.Philips LCD Shanghai Co., Ltd. and LG Display Hong Kong Co., Ltd.,entered into a five-year accounts receivable selling program with Standard Chartered Bank, selling accounts receivable on a revolving basis, of up to USD600 million. The Controlling Company joined this program in April 2007. For the three-month period ended March 31, 2008, no accounts receivable were sold.

In September 2004, LG Display America Inc., LG Display Germany GmbH, LG Display Japan Co., Ltd. and LG Display Taiwan Co., Ltd. entered into a five-year accounts receivable securitization program (the “Program”) with LG.Philips LCD America Finance Corporation, ABN AMRO-Taipei Branch and ABN AMRO-Tokyo Branch. The Program allowed the subsidiaries to sell, on a revolving basis, an undivided interest up to USD350 million in eligible accounts their receivables However, on March 12, 2008, the Program was terminated.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd) AND SUBSIDIARIES

Notes to Consolidated Financial Statements

March 31, 2008

(Unaudited)

11	Commitments and Contingencies, Continued

In June 2006, LG.Philips LCD Shanghai Co., Ltd. entered into an accounts receivable selling program with Standard Chartered Bank for up to USD200 million. At March 31, 2008, no accounts and notes receivable were sold that are past due.

In September 2006, LG Display Taiwan Co., Ltd. entered into accounts receivable selling program with ChinaTrust Bank and another bank of up to USD587.5 million. At March 31, 2008, no accounts and notes receivable were sold that are past due.

Letters of credit

As of March 31, 2008, the Controlling Company has agreements with Korea Exchange Bank and other several banks in relation to the opening of letters of credit amounting to (Won)90,000 million and USD35.5 million.

Payment guarantees

The Controlling Company receives repayment guarantees from ABN AMRO Bank amounting to USD8.5 million relating to tax payments in Poland. As of March 31, 2008, the Controlling Company entered into a payment guarantee agreement with a syndicate of banks including Kookmin Bank and Societe Generale in connection with a EUR70 million term loan credit facility of LG.Display Poland Sp. zo.o.

LG Display America, Inc. and other subsidiaries have entered into short-term facility agreements of up to USD57 million, EUR3.6 million, and JPY5,200 million with Comerica Bank and other various banks. LG Display Japan Co., Ltd. and LG Display Taiwan Co., Ltd. are provided with repayment guarantees from Bank of Tokyo-Mitsubishi and ABN AMRO Bank amounting to JPY1,300 million and USD4 million, respectively, relating to their local tax payments.

License agreements

As of March 31, 2008, in relation to its TFT-LCD business, the Controlling Company has technical license agreements with Hitachi, Ltd., and others, and has trademark license agreements with LG Corporation and Koninklijke Philips Electronics N.V.

Rental Contract with LG Electronics Inc.

On January 1, 2008, the AM-OLED business of LG Electronics Inc. was transferred to the Controlling Company and the Controlling Company entered into an annual contract to rent manufacturing facilities (land, buildings and machinery) from LG Electronics Inc.

(b) Contingencies

As of March 31, 2008, the Controlling Company is involved in several legal proceedings and claims arising in the ordinary course of business. The Controlling Company’s management does not expect that the outcome in these legal proceedings and claims, individually or collectively, will have any material adverse effect on the Company’s financial condition, results of operations or cash flows.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd) AND SUBSIDIARIES

Notes to Consolidated Financial Statements

March 31, 2008

(Unaudited)

11	Commitments and Contingencies, Continued

Patent Infringement lawsuit against Chi Mei Optoelectronics Corp. and others

On December 1, 2006, the Company filed a complaint against Chi Mei Optoelectronics Corp., AU Optronics Corp., Tatung Company and ViewSonic Corp., alleging patent infringement related to liquid crystal display and manufacturing process for TFT-LCDs in the United States District Court for the District of Delaware. On March 8, 2007, AU Optronics Corp. countersued the Company in the United States District Court for the Western District of Wisconsin, but the case was transferred to the United States District Court for the District of Delaware due to the Company’s motion to transfer. On May 4, 2007, Chi Mei Optoelectronics Co. countersued the Company for patent infringement in the United States District Court for the Eastern District of Texas, but, on March 31, 2008, the suit was transferred to the United States District Court for the District of Delaware according to the Company’s motion to transfer.

Settlement of lawsuits with Tatung Co., and ViewSonic Corp.

On December 6, 2007, the Company and Tatung Co. signed a settlement agreement regarding the dismissal of pending claims. On January 19, 2008, the Company and ViewSonic Corp. signed a settlement agreement regarding the dismissal of pending claims.

Intervention in Positive Technologies, Inc.’s patent infringement lawsuit

On April 14, 2006, Positive Technologies, Inc. filed a complaint in the United States District Court for the Eastern District of Texas against, among others, several of the Company’s customers, including BenQ America Corp., Hitachi America Ltd., Panasonic Corp. of North America, Philips Electronics North America Corp. and Toshiba America, Inc. for alleged infringement of two of its patents relating to LCD displays. Positive Technologies, Inc. is seeking, among other things, damages for past infringement. On March 7, 2007, the United States District Court for the Eastern District of Texas granted the Company’s intervention in the patent infringement case brought by Positive Technologies, Inc.

Anvik Corporation’s lawsuit of infringement of patent

On February 2, 2007, Anvik Corporation filed a patent infringement case against the Company, along with other LCD manufacturing companies, in connection with the usage of photo-masking equipment manufactured by Nikon Corporation.

Investigation on anti-competitive activities by authorities in Korea, Japan and U.S.

The Company is currently under investigation by the fair trade or antitrust authorities in Korea, Japan, US and other markets with respect to possible anti-competitive activities in the LCD industry. As of March 31, 2008, the Company, along with a number of other companies in the LCD industry, has been named as defendants in a number of purported federal class actions in the United States alleging that the defendants violated the antitrust laws in connection with the sale of LCD panels. In February 2007, the Company and certain of its officers and directors have been named as defendants in a federal class action in the United States by the shareholders of the Company alleging violations of the U.S. Securities Exchange Act of 1934, as amended, by the Company and certain of its officers and directors in connection with possible anti-competitive activities in the LCD industry.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd) AND SUBSIDIARIES

Notes to Consolidated Financial Statements

March 31, 2008

(Unaudited)

12	Derivative Instruments

(a)	Details of derivative instruments as of March 31, 2008 are as follows:

Hedging purpose	Derivative instrument
Hedge of fair value	Foreign Currency Forwards
Range Forward Options

Hedge of cash flows	Foreign Currency Forwards
Cross Currency Swap
Interest Rate Swap

(b)	Hedge of fair value

The Company enters into foreign currency forward and range forward option contracts to manage the exposure to changes in currency exchange rates of foreign currency denominated accounts receivable and accounts payable in accordance with its foreign currency risk management policy. Hedge accounting is not applied related to the abovementioned derivatives

(i) Foreign Currency Forwards

Details of foreign currency forwards outstanding as of March 31, 2008 are as follows:

In millions of Won and thousands of USD, except forward rate and maturity date

Bank	Maturity date	Selling	Buying		Forward rate
ABN AMRO Bank and others	April 1, 2008 ~ June 30 2008	USD686,000	(Won)	650,713	(Won) (Won)	935.10 995.60:USD1	~

(ii) Range Forward Option

Details of range forward option outstanding as of March 31, 2008 are as follows:

In millions of Won and thousands of USD, except forward rate and maturity date

Bank	Maturity date	Selling	Buying	Forward rate
Citi Bank and others	April 8, 2008 ~ September 25, 2008	USD660,000	USD660,000	(Won) (Won)	932.00 961.95:USD1	~

(iii) Unrealized gains and losses related to hedge of fair value as of March 31, 2008 are as follows:

In millions of Won

Type	Unrealized gains		Unrealized losses
Foreign Currency Forwards	(Won)	64	29,181
Range Forward Option		—	26,915

The unrealized gains and losses included in other current assets and liabilities are charged to operations for the three-month period ended March 31, 2008.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd) AND SUBSIDIARIES

Notes to Consolidated Financial Statements

March 31, 2008

(Unaudited)

12	Derivative Instruments, Continued

(c)	Hedge of cash flows

The Company enters into foreign currency forward contracts to manage the exposure to changes in currency exchange rates of cash flows related to purchase of raw materials and sale of products in accordance with its foreign currency risk management policy. In addition, the Company entered into cross currency swap and interest rate swap contracts to manage the exposure to changes in currency exchange rates and interest rates related to floating rate notes.

(i) Foreign Currency Forwards

Details of foreign currency forwards outstanding as of March 31, 2008 are as follows:

In millions of Won and thousands of USD, except forward rate and maturity date

Bank	Maturity date	Selling	Buying		Forward rate
BNP PARIBAS Bank and others	April 2, 2008 ~ October 16, 2008	USD943,500	(Won)	901,354	(Won) (Won)	935.60 982.10:USD1

Net unrealized gains and losses, net of related taxes, incurred relating to cash flow hedges from forecasted exports and the purchase of materials, were recorded as accumulated other comprehensive income. Unrealized gains and losses from the contracts that did not meet the requirements for a cash flow hedge were charged to operations as foreign currency translation gains and losses.

The unrealized gains and losses recorded net of tax under accumulated other comprehensive income, are expected to be recognized as realized gain and loss within the next twelve months.

(ii) Cross Currency Swap

In millions of Won and thousands of USD, except forward rate and maturity date

Bank	Maturity date	Selling		Buying	Contract rate
Kookmin Bank and others	August. 29, 2011 ~ January. 31, 2012		—	USD150,000	Accept floating rate	3 MLIBOR ~ 3M LIBOR+0.53%
		(Won)	143,269	—	Pay fixed rate	4.54% ~ 5.35%

Net unrealized gains and losses, net of related taxes, incurred relating to cash flow hedges from foreign currency loans, were recorded as accumulated other comprehensive income. Unrealized gains and losses from the contracts that did not meet the requirements for a cash flow hedge were charged to operations as foreign currency translation gains and losses.

In relation to the abovementioned cross currency swap, unrealized losses amounting to (Won)3,025 million, recorded net of tax as accumulated other comprehensive income, are expected to be charged to operation as gain and loss within the next twelve months.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd) AND SUBSIDIARIES

Notes to Consolidated Financial Statements

March 31, 2008

(Unaudited)

12	Derivative Instruments, Continued

(iii) Interest Rate Swap

In thousands of USD, except forward rate and maturity date

Bank	Maturity date	Contract amount		Contract rate
SC First Bank	May 21, 2009 ~ May 24, 2010	USD	150,000	Accept floating rate	6M LIBOR
				Pay fixed rate	5.375% ~ 5.644%

Net unrealized gains and losses, net of related taxes, incurred relating to cash flow hedges from foreign currency loans, were recorded as accumulated other comprehensive income.

In relation to the abovementioned interest rate swap, unrealized losses amounting to (Won)2,708 million, recorded net of tax as accumulated other comprehensive income, are expected to be charged to operation as gain and loss within the next twelve months.

(iv) Unrealized gains and losses related to hedge of cash flows for the three-month period ended March 31, 2008 are as follows:

In millions of Won

Type	Unrealized gains		Unrealized losses	Cash flow hedge requirements
Foreign currency forwards	(Won)	—	16,086	Fulfilled
Cross currency swap		—	21,560	Fulfilled
Cross currency swap		8,025	—	Not fulfilled
Interest rate swap		—	13,861	Fulfilled

(d)	Realized gains and losses related to derivative instruments for the three-month period ended March 31, 2008 are as follows:

Hedge purpose	Type	Transaction gains		Transaction losses
Cash flow hedge	Cross currency swap	(Won)	145	—
Cash flow hedge	Foreign currency forwards		3,494	22,682
Fair value hedge	Foreign currency forwards		4,732	21,408
Fair value hedge	Range forward option		2,441	9,608

The transaction gains and losses are charged to operations for the three-month period ended March 31, 2008.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd) AND SUBSIDIARIES

Notes to Consolidated Financial Statements

March 31, 2008

(Unaudited)

13	Income Taxes

(a)	Income tax expense for the three-month period ended March 31, 2008 is as follows:

In millions of Won	2008
Current income taxes	(Won)	149,370
Changes in deferred income taxes from temporary differences		(10,524)
Changes in deferred income taxes from tax credit		75,459
Changes in deferred income taxes charged directly to stockholders’ equity		(16,130)

Income tax expense	(Won)	198,175

(b)	Changes in accumulated temporary differences for the three-month period ended March 31, 2008 are as follows:

In millions of Won	January 1, 2008		Increase (decrease)	March 31, 2008
Inventories	(Won)	24,236	20,827	45,063
Derivatives		15,561	32,446	48,007
Property, plant and equipment		390,226	(101,275)	288,951
Warranty reserve		49,295	3,603	52,898
Others		32,537	(25,260)	7,277

	(Won)	511,855	(69,659)	442,196

(c)	Changes in deferred income tax assets (liabilities) for the three-month period ended March 31, 2008 are as follows :

In millions of Won	January 1, 2008		Increase (decrease)	March 31, 2008	Current	Non- Current
Inventories	(Won)	5,978	6,377	12,355	12,355	—
Derivatives		3,898	9,304	13,202	13,202	—
Property, plant and equipment		63,733	7,745	71,478	—	71,478
Warranty reserve		12,348	2,199	14,547	14,547	—
Others		(11,946)	1,029	(10,917)	(2,667)	(8,250)
Total		74,011	26,654	100,665	37,437	63,228

Deferred income taxes added to shareholders’ equity		6,303	(16,130)	(9,827)	14,164	(23,991)
Tax credit carryforwards		403,670	(75,459)	328,211	286,495	41,716

	(Won)	483,984	(64,935)	419,049	338,096	80,953

(d)	The Controlling Company’s statutory tax rate for the three-month periods ended March 31, 2008 and 2007 is 27.5%. Under the Foreign Investment Promotion Act of Korea, from September 1999, the Controlling Company is entitled to an exemption from income taxes in proportion to the percentage of foreign equity for seven years following the registration of each foreign equity investment, and at one-half of that percentage for the subsequent three years.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd) AND SUBSIDIARIES

Notes to Consolidated Financial Statements

March 31, 2008

(Unaudited)

14	Consolidated Comprehensive Income

Consolidated comprehensive income (loss) for the three-month periods ended March 31, 2008 and 2007 are as follows:

In millions of Won	2008		2007
Net income (loss)	(Won)	716,649	(168,599)
Change in cumulative translation adjustments, net of tax effect of (Won)(23,634) million in 2008 and (Won)1,420 million in 2007		39,514	8,917
Change in fair value of available-for-sale securities, net of tax effect of (Won)(1,198) million in 2008 and Nil in 2007		3,160	—
Gain on valuation of cash flow hedges, net of tax effect of (Won)568 million in 2008 and (Won)6,604 in 2007		(1,498)	(17,412)
Loss on valuation of cash flow hedges, net of tax effect of (Won)8,134 million in 2008 and (Won)(113) in 2007		(21,445)	299

Comprehensive income (loss)	(Won)	736,380	(176,795)

15	Cost of Sales

Cost of sales for the three-month periods ended March 31, 2008 and 2007 is as follows:

In millions of Won	2008			2007
Finished goods	(Won)		2,940,745		2,764,743
Beginning balance of inventories		453,034		572,210
Cost of goods manufactured		3,075,713		2,758,813
Ending balance of inventories		(588,002)		(566,280)
Merchandise			29,113		—
Others			3,074		6,902

	(Won)		2,972,932		2,771,645

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd) AND SUBSIDIARIES

Notes to Consolidated Financial Statements

March 31, 2008

(Unaudited)

16	Selling and Administrative Expenses

Selling and administrative expenses for the three-month periods ended March 31, 2008 and 2007 are as follows:

In millions of Won	2008		2007
Salaries	(Won)	32,449	20,546
Severance benefits		2,827	1,777
Other employee benefits		4,679	3,013
Shipping cost		42,242	46,837
Rent		3,036	3,314
Fees and commissions		15,420	18,187
Entertainment		1,132	784
Depreciation		4,633	2,450
Taxes and dues		1,966	1,275
Advertising		8,962	5,767
Sales promotion		2,352	6,245
Development costs		1,298	521
Research		28,267	26,146
Bad debt expenses		504	523
Product warranty and service expenses		19,463	13,676
Others		12,350	7,352

	(Won)	181,580	158,413

17	Earnings (loss) Per Share

(a)	Basic earnings (loss) per share for the three-month periods ended March 31, 2008 and 2007 are as follows:

In Won, except share information	2008		2007
Net income (loss)	(Won)	716,649,035,368	(168,598,572,489)
Weighted-average number of common shares outstanding		357,815,700	357,815,700

Earnings (loss) per share	(Won)	2,003	(471)

There were no events or transactions that result in changes in the number of common shares used for calculating earnings (loss) per share.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd) AND SUBSIDIARIES

Notes to Consolidated Financial Statements

March 31, 2008

(Unaudited)

17	Earnings (loss) Per Share, Continued

(b)	Diluted earnings per share for the three-month period ended March 31, 2008 are as follows:

In Won, except share information	2008
Net income	(Won)	716,649,035,368
Interest on convertible bonds, net of tax		4,679,438,777
Adjusted income		721,328,474,145
Weighted-average number of common shares outstanding and common equivalent shares(*)		368,346,462

Diluted earnings per share	(Won)	1,958

For the three-month period ended March 31, 2007, diluted loss per share, is the identical to basic loss per share due to the anti-dilution effect as a result of net loss.

(*)	Weighted-average number of common shares outstanding:

In shares	2008
Weighted-average number of common shares (basic)	357,815,700
Effect of conversion of convertible bonds(**)	10,530,762

Weighted-average number of common shares (diluted) at March 31, 2008	368,346,462

(**)	The conversion effect of the convertible bond for the three-month period ended March 31, 2008 is as follows:

Descriptions
Number of convertible bonds	10,530,762
Period	January 1, 2008 ~ March 31, 2008
Weighted	91 days / 91 days
Effect of conversion of convertible bonds	10,530,762

(c)	Earnings per share and diluted earnings per share for the year ended December 31, 2007 were (Won)3,756 and (Won)3,716, respectively.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd) AND SUBSIDIARIES

Notes to Consolidated Financial Statements

March 31, 2008

(Unaudited)

18	Transactions and Balances with Related Companies

(a)	Details of the Company’s related parties as of March 31, 2008 are as follows:

Parent	Control relationship
LG Corp.	Company that has significant influence over the Company

LG Electronics Inc.(*)	Controlling party

Other related parties	Relationship
Paju Electric Glass Co., Ltd.	Equity-method investee

Dacom Multimedia Internet Corporation,

Dacom Crossing Corporation, Siltron Incorporated,

LG Management Development Institute Co., Ltd.,

LG Sports Ltd., LG CNS Co., Ltd., Serveone Co.,Ltd.,

Hiplaza Co.,Ltd., LG Dow Polycarbonate,

LG N-Sys Inc., LG MMA Corporation,

LG Innotek Co., Ltd., LG Powercom Corp.,

Seatek Co.,Ltd., V-ENS Co., Ltd.,

Hi Business Logistics, Lusem Co., Ltd., CSLeader,

AIN Tele Service, Biztech&Ektimo Co. Ltd.,

LG Solar Energy Inc., Coca-Cola Beverage Co.,

LG CHEM Ltd., LG Dacom Corporation,

LG International Corp.,

LG Household & Health care Ltd., LG Life Sciences, Ltd., LG Telecom Co., Ltd., LG Micron Ltd. and others

Affiliates

(*)	LG Electronics Inc. files consolidated financial statements.

Koninklijke Philips Electronics N.V., which was the Company’s controlling party in 2007, sold its share interest in the Company and its share interest decreased to 13.2% (47,225 thousand shares) and resigned from the Company’s management. Accordingly, Koninklijke Philips Electronics N.V. was excluded from the companies that have significant influence over the Company as of March 31, 2008.

(b)	Significant transactions which occurred in the normal course of business with related companies, excluding consolidated subsidiaries, for the three-month periods ended March 31, 2008 and 2007 are as follows:

In millions of Won	Sales and other income			Purchases and other expense
	2008		2007	2008		2007
Controlling party	(Won)	950,510	840,512	(Won)	38,696	25,598
Companies that have significant influence over the Company		—	—		5,921	3,424
Equity-method investee		106,700	—		—	49,410
Other related parties		429,945	206,151		776,985	483,311

	(Won)	1,487,155	1,046,663	(Won)	821,602	561,743

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd) AND SUBSIDIARIES

Notes to Consolidated Financial Statements

March 31, 2008

(Unaudited)

18	Transactions and Balances with Related Companies, Continued

(c)	Account balances with related companies, excluding consolidated subsidiaries, as of March 31, 2008 and December 31, 2007 are as follows:

In millions of Won	Trade accounts and notes receivable			Trade accounts and notes payable
	2008		2007	2008		2007
Controlling party	(Won)	668,365	400,348	(Won)	36,500	26,003
Companies that have significant influence over the Company		5,924	259,580		5,106	8,654
Equity-method investee		36,523	—		5,760	30,291
Other related parties		84,145	114,539		431,899	371,079

	(Won)	794,957	774,467	(Won)	479,265	436,027

(d)	Key management compensation costs for the three-month periods ended March 31, 2008 and 2007 are as follows:

In millions of Won	2008		2007
Salaries	(Won)	428	392
Post-retirement benefits		164	68

	(Won)	592	460

Key management refers to the directors who have significant control and responsibilities over the Company’s operations and business.

(e)	Transactions between the Controlling Company and its consolidated subsidiaries for the three-month periods ended March 31, 2008 and 2007 are as follows:

In millions of Won	Sales and other income			Purchases and other expense
	2008		2007	2008		2007
LG Display America, Inc.	(Won)	496,942	277,855	(Won)	—	5
LG Display Taiwan Co., Ltd.		1,000,390	747,311		—	26
LG Display Japan Co., Ltd.		350,644	283,423		—	—
LG Display Germany GmbH		746,319	404,287		1,351	165
LG.Philips LCD Nanjing Co., Ltd.		405	14,077		73,139	66,622
LG.Philips LCD Shanghai Co., Ltd.		511,385	272,949		—	12
LG Display Hong Kong Co., Ltd.		—	212,757		—	8
LG Display Poland Sp. zo.o.		140	3,357		29,423	19,211
LG.Philips LCD Guangzhou Co., Ltd.		16	19		9,498	—
LG.Philips LCD Shenzhen Co., Ltd.		331,750	—		—	—

	(Won)	3,437,991	2,216,035	(Won)	113,411	86,049

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd) AND SUBSIDIARIES

Notes to Consolidated Financial Statements

March 31, 2008

(Unaudited)

18	Transactions and Balances with Related Companies, Continued

(f)	Account balances between the Controlling Company and its consolidated subsidiaries, as of March 31, 2008 and 2007 are as follows:

In millions of Won	Trade accounts and notes receivable			Trade accounts and notes payable
	2008		2007	2008		2007
LG Display America, Inc.	(Won)	337,601	213,095	(Won)	148	—
LG Display Taiwan Co., Ltd.		719,530	494,084		14	13
LG Display Japan Co., Ltd.		137,938	154,182		1	1
LG Display Germany GmbH		533,454	549,987		1,188	3
LG.Philips LCD Nanjing Co., Ltd.		8,084	10,191		56,968	44,636
LG.Philips LCD Shanghai Co., Ltd.		394,222	247,679		—	—
LG Display Hong Kong Co., Ltd.		—	33		49	49
LG Display Poland Sp. zo.o.		351	14,310		13,525	22,170
LG.Philips LCD Guangzhou Co., Ltd.		1,217	15,038		5,423	470
LG.Philips LCD Shenzhen Co., Ltd.		188,181	222,565		—	—

	(Won)	2,320,578	1,921,164	(Won)	77,316	67,342

19	Segment Information

The Company manufactures and sells TFT-LCD and AM-OLED products. Export sales represent approximately 93% of total sales for the three-month period ended March 31, 2008.

The following is a summary of operations by region based on the location of the business for the three-month periods ended March 31, 2008:

In millions of Won	Korea			Asia	America	Europe	Consolidation Adjustment	Consolidation
	Domestic		Export
Total sales	(Won)	291,540	3,890,514	2,208,280	459,328	766,533	—	7,616,195
Inter-company sales		—	(3,347,746)	(111,554)	(454)	(30,830)	—	(3,580,584)

Net sales	(Won)	291,540	452,768	2,096,726	458,874	735,703	—	4,035,611

Operating income			948,284	(1,349)	366	3,221	(69,423)	881,099
Total assets	(Won)		14,322,932	2,112,538	351,357	922,744	(2,471,873)	15,237,698

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd) AND SUBSIDIARIES

Notes to Consolidated Financial Statements

March 31, 2008

(Unaudited)

20	Supplemental Cash Flow Information

Significant transactions not affecting cash flows for the three-month periods ended March 31, 2008 and 2007 are as follows:

In millions of Won	2008		2007
Other accounts payable arising from the purchase of property, plant and equipment	(Won)	459,213	705,824

21	Subsequent Event

On April 7, 2008, the Company entered into a 50-50 joint venture agreement with Skyworth-RGB Electronics Co., Limited, to set up a research and development joint venture company, to be named Guangzhou New Vision Technology Research and Development Limited. Both Skyworth-RGB Electronics Co., Limited and the Company agreed to invest RMB 25 million each in the joint venture company which is expected to be formed in May 2008. The joint venture company will carry out product planning, design and development activities spanning from TFT-LCD modules to television sets with the purpose of providing televisions tailored to meet the needs of Chinese consumers.

LG DISPLAY CO., LTD. (Formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Consolidated Balance Sheets

(Unaudited)

December 31, 2007 and March 31, 2008

(In millions of Korean Won, and thousands of U.S. dollars, except for share data)	2007		2008		2008 (note 1(c))
Assets
Current assets:
Cash and cash equivalents	(Won)	1,196,423	(Won)	1,008,362	$1,019,990
Short-term financial instruments		785,000		1,980,000	2,002,832
Accounts receivable, net (note 3)
Trade, net		1,565,223		1,819,025	1,840,001
Due from affiliates		774,467		794,957	804,124
Others, net		97,098		69,403	70,203
Prepaid expenses		41,435		82,065	83,011
Prepaid value added tax		105,924		121,471	122,872
Deferred income tax assets (note 10)		335,347		340,517	344,444
Inventories (note 5)		823,924		1,031,007	1,042,896
Available-for-sale securities (note 4)		63		64	65
Other current assets		29,472		48,792	49,355

Total current assets		5,754,376		7,295,663	7,379,793

Long-term prepaid expenses		181,511		236,678	239,407
Property, plant and equipment, net (note 7)		7,591,654		7,448,961	7,534,858
Intangible assets, net		77,487		62,425	63,145
Deferred income tax assets (note 10)		160,464		75,752	76,626
Available-for-sale securities (notes 4 and 15)		1		100,349	101,506
Other non-current assets		79,207		91,638	92,695

Total non-current assets		8,090,324		8,015,803	8,108,237

Total assets		13,844,700		15,311,466	15,488,030

Liabilities, Minority Interest and Stockholders’ Equity
Current liabilities:
Trade accounts payable
Trade		714,814		756,452	765,175
Due to affiliates		279,887		308,044	311,596
Other accounts payable
Others		458,764		559,614	566,067
Due to affiliates		156,140		253,277	256,198
Short-term borrowings (note 8)		4,660		589,618	596,417
Accrued expenses		99,288		75,742	76,615
Income taxes payable		78,133		189,326	191,509
Current portion of long-term debt and debentures (notes 9 and 15)		409,236		386,215	390,669
Other current liabilities		248,377		256,566	259,525

Total current liabilities		2,449,299		3,374,854	3,413,771

Long-term debt, net of current portion (notes 9 and 15)		3,044,252		3,118,687	3,154,650
Long-term other accounts payable (note 15)		31,046		36,613	37,035
Long-term accrued expenses		17,828		16,486	16,676
Accrued severance benefits, net		53,496		70,127	70,936

Total non-current liabilities		3,146,622		3,241,913	3,279,297

Total liabilities		5,595,921		6,616,767	6,693,068

Minority interest		86		86	87

Stockholders’ equity (note 11)
Common stock, W5,000 par value. Authorized 500,000,000 shares; issued and outstanding 357,815,700 shares in 2007 and 2008		1,789,078		1,789,078	1,809,709
Capital surplus		2,249,638		2,252,708	2,278,685
Accumulated other comprehensive income		15,686		53,756	54,376
Retained earnings		4,194,291		4,599,071	4,652,105

Total shareholders’ equity		8,248,693		8,694,613	8,794,875

Commitments and contingencies (note 14)
Total liabilities, minority interest and stockholders’ equity	(Won)	13,844,700	(Won)	15,311,466	$15,488,030

See accompanying notes to consolidated financial statements.

LG DISPLAY CO., LTD. (Formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Consolidated Statements of Operations

(Unaudited)

Three-month periods ended March 31, 2007 and 2008

(In millions of Korean Won, and thousands of U.S. dollars, except for earnings per share)	2007		2008		2008 (note 1(c))
Sales (note 16)
Related parties	(Won)	1,046,663	(Won)	820,701	$830,165
Others		1,675,793		3,214,910	3,251,982

		2,722,456		4,035,611	4,082,147
Cost of sales (note 12)		2,758,941		2,964,562	2,998,747

Gross profit (loss)		(36,485)		1,071,049	1,083,400

Selling, general and administrative expenses (note 12)		168,288		179,139	181,205

Operating income (loss)		(204,773)		891,910	902,195

Other income (expense)
Interest income		8,435		39,517	39,973
Interest expenses		(46,976)		(35,490)	(35,899)
Foreign exchange loss, net		(2,335)		(15,661)	(15,842)
Rental income		1,007		846	856
Others, net		2,156		4,534	4,586

Total other expense		(37,713)		(6,254)	(6,326)

Income (loss) before income tax expense (benefit)		(242,486)		885,656	895,869
Income tax expense (benefit) (note 10)		(73,245)		212,514	214,965
Minority interest		—		—	—

Net income (loss)	(Won)	(169,241)	(Won)	673,142	$680,904

Earnings (loss) per share (note 13)
Basic earnings (loss) per share	(Won)	(473)	(Won)	1,881	$2

Diluted earnings (loss) per share	(Won)	(473)	(Won)	1,836	$2

See accompanying notes to consolidated financial statements.

LG DISPLAY CO., LTD. (Formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity and Comprehensive Income (Loss)

(Unaudited)

Three-month periods ended March 31, 2007 and 2008

	Common Stock			Capital Surplus				Retained Earnings		Accumulated Other Comprehensive Income (Loss)		Total
				Additional Paid-In Capital		Unearned Compensation
(in millions of Korean Won except for number of shares)	Shares	Amount
Balance as of January 1, 2007	357,815,700	(Won)	1,789,078	(Won)	2,251,112	(Won)	(4,165)	(Won)	2,849,912	(Won)	(12,367)	(Won)	6,873,570

Stock compensation expense	—		—		—		476		—		—		476
Comprehensive income (loss):
Net loss	—		—		—		—		(169,241)		—		(169,241)
Cumulative translation adjustment	—		—		—		—		—		8,918		8,918
Net unrealized loss on derivative, net of tax	—		—		—		—		—		(15,443)		(15,443)

Total comprehensive loss													(175,766)

Balance as of March 31, 2007	357,815,700	(Won)	1,789,078	(Won)	2,251,112	(Won)	(3,689)	(Won)	2,680,671	(Won)	(18,892)	(Won)	6,698,280

Balance as of January 1, 2008	357,815,700	(Won)	1,789,078	(Won)	2,251,112	(Won)	(1,474)	(Won)	4,194,291	(Won)	15,686	(Won)	8,248,693

Stock compensation expense	—		—		—		738		—		—		738
Payment of dividend	—		—		—		—		(268,362)		—		(268,362)
Change in conversion price of convertible bond	—		—		2,332		—		—		—		2,332
Comprehensive income (loss):
Net income	—		—		—		—		673,142		—		673,142
Unrealized gain on available-for-sale securities	—		—		—		—		—		2,972		2,972
Cumulative translation adjustment	—		—		—		—		—		38,424		38,424
Net unrealized loss on derivative, net of tax	—		—		—		—		—		(3,326)		(3,326)

Total comprehensive income													711,212

Balance as of March 31, 2008	357,815,700	(Won)	1,789,078	(Won)	2,253,444	(Won)	(736)	(Won)	4,599,071	(Won)	53,756	(Won)	8,694,613

(in thousands of U.S. dollars) (Note 1 (c))	Common Stock		Capital Surplus		Retained Earnings	Accumulated Other Comprehensive Income	Total
			Additional Paid-In Capital	Unearned Compensation
	Shares	Amount
Balance as of January 1, 2008	357,815,700	$1,809,709	$2,277,071	$(1,491)	$4,242,657	$15,867	$8,343,813

Stock compensation expense	—	—	—	746	—	—	746
Payment of dividend	—	—	—	—	(271,456)	—	(271,456)
Change in conversion price of convertible bond	—	—	2,359	—	—	—	2,359
Comprehensive income (loss):
Net income	—	—	—	—	680,904	—	680,904
Unrealized gain on available-for-sale securities -	—	—	—	—	—	3,006	3,006
Cumulative translation adjustment	—	—	—	—	—	38,867	38,867
Net unrealized loss on derivative, net of tax	—	—	—	—	—	(3,364)	(3,364)

Total comprehensive income							719,413

Balance as of March 31, 2008	357,815,700	$1,809,709	$2,279,430	$(745)	$4,652,105	$54,376	$8,794,875

See accompanying notes to consolidated financial statements.

LG DISPLAY CO., LTD. (Formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Unaudited)

Three-month periods ended March 31, 2007 and 2008

(In millions of Korean Won, and thousands of U.S. dollars)	2007		2008		2008 (note 1(c))
Cash flows from operating activities:
Net income (loss)	(Won)	(169,241)	(Won)	673,142	$680,904
Adjustments for:
Depreciation		709,866		663,877	671,532
Amortization of intangible assets		1,877		14,085	14,247
Loss (gain) on disposal of property, plant and equipment, net		(593)		522	528
Loss on foreign currency translation, net		14,686		50,207	50,786
Amortization of discount on debentures		900		1,100	1,113
Provision for severance benefits		18,328		22,120	22,375
Others, net		30,631		30,510	30,862

Changes in operating assets and liabilities:
Decrease (increase) in trade accounts and notes receivable		(32,297)		(222,781)	(225,350)
Decrease (increase) in inventories		(26,005)		(207,083)	(209,471)
Decrease (increase) in deferred income tax assets, net		(78,378)		63,684	64,418
Decrease (increase) in other current assets		(38,480)		(45,249)	(45,771)
Increase (decrease) in trade accounts payable		(48,428)		61,068	61,772
Increase (decrease) in other accounts payable		14,863		(32,100)	(32,470)
Increase (decrease) in accrued expenses		(23,575)		(23,546)	(23,817)
Increase (decrease) in other current liabilities		(47,028)		37,338	37,769

Net cash provided by operating activities		327,126		1,086,894	1,099,427

Cash flows from investing activities:
Acquisition of property, plant and equipment
Acquisition from related parties		(153,467)		(117,769)	(119,127)
Acquisition from others		(339,502)		(104,727)	(105,935)
Proceeds from disposal of property, plant and equipment		2,957		1,753	1,773
Acquisition of intangible assets		(2,057)		(10,793)	(10,917)
Acquisition of short-term financial instruments		—		(1,245,000)	(1,259,357)
Proceeds from disposal of short-term financial instruments		—		50,000	50,577
Acquisition of available-for-sale securities		—		(96,249)	(97,359)
Others, net		239		(2,328)	(2,355)

Net cash used in investing activities		(491,830)		(1,525,113)	(1,542,700)

Cash flows from financing activities:
Proceeds from issuance of long-term debts		273,014		23,637	23,910
Proceeds from short-term borrowings		—		584,958	591,703
Repayment of short-term borrowings		(57,685)		—	—
Repayment of current portion of long-term debts and debentures		(24,955)		(76,238)	(77,117)
Payment of dividend		—		(268,362)	(271,457)

Net cash provided by financing activities		190,374		263,995	267,039

Effect of exchange rate changes on cash and cash equivalents		(81)		(13,837)	(13,996)

Net increase (decrease) in cash and cash equivalents		25,589		(188,061)	(190,230)
Cash and cash equivalents at beginning of period		954,362		1,196,423	1,210,220

Cash and cash equivalents at end of period	(Won)	979,951	(Won)	1,008,362	$1,019,990

See accompanying notes to consolidated financial statements.

LG DISPLAY CO., LTD. (Formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Unaudited)

March 31, 2007 and 2008

1.	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The unaudited consolidated financial statements of LG Display Co., Ltd. (formerly, LG.Philips LCD Co., Ltd.) (“LGD”) and its subsidiaries (collectively, the “Company”) have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) for the preparation of interim financial information. They do not include all information and notes required by U.S. GAAP in the preparation of annual consolidated financial statements. The information furnished in these unaudited interim statements reflects all adjustments that are, in the opinion of management, necessary for a fair statement of the results for the periods presented. These adjustments are of a normal recurring nature, unless otherwise disclosed. The results of operations in the interim statements do not necessarily indicate the results that may be expected for the full year. The accounting policies used in the preparation of the unaudited consolidated financial statements are the same as those described in LGD’s audited consolidated financial statements prepared in accordance with U.S. GAAP for the year ended December 31, 2007 except as discussed in note 2. The condensed consolidated balance sheet as of December 31, 2007 is derived from the December 31, 2007 audited financial statements which were audited by other accountants.

Toshiba Corporation (“Toshiba”) acquired 20% of LG Display Poland Sp. zo.o. (formerly, LG.Philips LCD Poland Sp. zo.o.) in December 2007. With the acquisition of the 20% interest, Toshiba and the Company entered into a derivative contract that is indexed to LG Display Poland Sp. zo.o.’s equity shares. According to the contract, LGD has a call option to buy Toshiba’s 20% interest in LG Display Poland Sp. zo.o. and Toshiba has a put option to sell its 20% interest in LG Display Poland Sp. zo.o. to LGD under the same terms, that is, the price of the call is equal to the price of the put option which is the total amount of Toshiba’s investment at cost. The call and put option is exercisable after five years from the date of acquisition and on each anniversary thereafter with no stated expiry date in whole or in part. In accordance with EITF 00-4, Majority Owner’s Accounting for a Transaction in the Shares of a Consolidated Subsidiary and a Derivative Indexed to the Minority Interest in That Subsidiary, LG Display Poland Sp. Zo.o is consolidated as a wholly owned subsidiary and Toshiba’s 20% interest in LG Display Poland Sp. zo.o. is accounted for as a financing by the Company and recorded as long-term other accounts payable in the amount of (Won)36,612 million as of March 31, 2008. The financing will be accreted to the fixed price of the call and put option under the effective yield method and recorded as interest expense over a five year period.

(b)	Use of Estimates

The preparation of the consolidated financial statements, in accordance with, U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Unaudited)

March 31, 2007 and 2008

(c)	United States Dollar Amounts

The Company operates primarily in Korea and its financial accounting records are maintained in Korean Won. These translations should not be construed as a representation that the Korean Won amounts shown could be converted, realized or settled in U.S. dollars at this or any other rate. The U.S. dollar amounts are provided herein as supplemental information solely for the convenience of the reader. Korean Won amounts are expressed in U.S. dollars at the rate of (Won)988.60 to USD 1, the US Federal Reserve Bank of New York noon buying exchange rate in effect on March 31, 2008. The U.S. dollar amounts are unaudited and are not presented in accordance with generally accepted accounting principles in either Korea or the United States of America.

(d)	Recent Accounting Pronouncements

In December 2007, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 141(R), Business Combinations (“SFAS No. 141(R)”). SFAS No. 141(R) establishes principles and requirements for how the acquirer in business combinations should recognize and measure identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company is currently in the process of evaluating the impact, if any, of adopting this standard.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements –An amendment of ARB No. 51 (“SFAS No. 160”). SFAS No. 160 requires that ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statements of financial position within equity, but separate from the parent’s equity. It also requires companies to clearly identify and present on the face of the consolidated statements of income, the amount of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption of SFAS No. 160 will result in the reclassification of minority interests from long-term liabilities to stockholders’ equity. The balance at March 31, 2008 was (Won)86 million. The Company does not believe the adoption of SFAS No. 160 will have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities (“SFAS No. 161”). The new standard is intended to help investors better understand how derivative instruments and hedging activities affect an entity’s financial position, financial performance and cash flows through enhanced disclosure requirements. The enhanced disclosures include, for example:

•	a tabular summary of the fair value of derivative instruments and their gains and losses;

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Unaudited)

March 31, 2007 and 2008

•	disclosure of derivative features that are credit-risk-related to provide more information regarding an entity’s liquidity; and

•	cross-referencing within footnotes to make it easier for financial statement users to locate important information about derivative instruments.

SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company is currently in the process of evaluating the impact, if any, of adopting this standard.

2.	Accounting Changes

Effective January 1, 2008, the Company adopted SFAS No. 157, Fair Value Measurement (“SFAS No. 157”) and SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115 (“SFAS No. 159”).

The adoption of SFAS No. 157 and SFAS No. 159 did not have any effect on our financial statements at the date of adoption. For additional information, see Note 15 (Fair Value of Assets and Liabilities) to Consolidated Financial Statements.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Unaudited)

March 31, 2007 and 2008

3.	Accounts Receivable

The Company’s accounts receivables, including trade accounts and notes receivable as of December 31, 2007 and March 31, 2008 are as follows:

(in millions of Korean Won)	2007		2008
Trade	(Won)	1,574,241	1,829,179
Due from affiliates		774,467	794,957
Others		98,341	70,301

		2,447,049	2,694,437
Allowance for doubtful accounts		(10,261)	(11,052)

	(Won)	2,436,788	2,683,385

4.	Available-for-sale Securities

Available-for-sale securities as of December 31, 2007 and March 31, 2008 are as follows:

(in millions of Korean Won)	Acquisition Cost		Fair value	Carrying amount
				2007	2008
Debt securities:
HannStar Display Corporation(*)	(Won)	96,249	100,348	—	100,348
Government bonds		64	64	63	64
Equity securities:
Others		1	1	1	1

	(Won)	96,314	100,413	64	100,413

(*)	The Company purchased 180 million shares of non-voting mandatorily redeemable convertible preferred stock. The preferred stocks are convertible into common stocks of HannStar Display Corporation at a ratio of 1:1 at the option of the Company from issue date (February 28, 2008) to maturity (February 28, 2011). The Company has a put option for total or partial cash redemption of convertible preferred stocks during the period between 18 months from issuance to 91 days prior to maturity and the issuer has a call option to repay, in cash, total preferred stocks during the period between 2 years from issuance to 90 days prior to maturity. The abovementioned convertible preferred stocks have been privately issued under the Taiwanese Law, which restricts the sale of the preferred stocks and the stocks acquired through conversion are not to be traded in the Taiwanese stock exchange until the original maturity of the preferred stocks.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Unaudited)

March 31, 2007 and 2008

5.	Inventories

Inventories as of December 31, 2007 and March 31, 2008 are as follows:

(in millions of Korean Won)	2007		2008
Finished goods	(Won)	453,034	588,002
Work-in-process		208,668	272,795
Raw materials		162,222	162,429
Merchandise		—	7,781

	(Won)	823,924	1,031,007

6.	Derivative Instruments and Hedging Activities

Derivatives for cash flow hedge

During the three-month periods ended March 31, 2007 and 2008, 274 and 109 foreign currency forward contracts were designated as cash flow hedges, respectively. During the three-month periods ended March 31, 2007 and 2008, these cash flow hedges were fully effective and changes in the fair value of the derivatives of (Won)(3,022) million and (Won)(3,326) million, respectively, were recorded in other comprehensive income. The deferred loss of (Won)(3,326) million for derivatives designated as cash flow hedges are expected to be reclassified into earnings within the next twelve months.

Derivatives for trading

For the three-month periods ended March 31, 2007 and 2008, the Company recorded realized exchange loss of (Won)2,566 million and (Won)23,843 million, respectively, on derivative contracts designated for trading upon settlement.

In addition, for the three-month periods ended March 31, 2007 and 2008, the Company recorded unrealized loss of (Won)1,562 million and (Won)83,428 million, respectively, relating to these derivative contracts designated for trading.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Unaudited)

March 31, 2007 and 2008

7.	Property, Plant and Equipment

Property, plant and equipment as of December 31, 2007 and March 31, 2008 are as follows:

(in millions of Korean Won)	2007		2008
Land	(Won)	342,253	388,408
Buildings		2,615,087	2,670,497
Machinery, equipment and vehicles		14,857,369	14,958,575
Tools, furniture and fixtures		693,750	710,577
Machinery-in-transit		19,422	92,809
Construction-in-progress		753,249	1,015,065

		19,281,130	19,835,931
Accumulated depreciation		(11,689,476)	(12,386,970)

	(Won)	7,591,654	7,448,961

8.	Short-Term Borrowings

Short-term borrowings as of December 31, 2007 and March 31, 2008 are as follows:

(in millions of Korean Won)	2007		2008
Loans, principally from banks: with interest rate of LIBOR + 0.50 ~ 0.70 % principally	(Won)	4,660	589,618

9.	Long-Term Debt

Long-term debt as of December 31, 2007 and March 31, 2008 are as follows:

(in millions of Korean Won)	2007		2008
Won denominated debt :
Unsecured loans, representing obligations principally to banks: Due 2008 with interest rate of 5.88% per annum	(Won)	19,566	9,783
Unsecured loans, representing obligation principally to banks: Due 2008 to 2009 with interest rate of 6.08% per annum		29,550	19,700
Unsecured loans, representing obligation principally to banks: Due 2009 to 2015 with interest rate of 3 year Korean Treasury Bond -1.25% per annum		18,982	18,982
Unsecured loans, representing obligation principally to banks: Due 2008 to 2010 with KDB Reference interest rate+0.77% per annum		60,000	60,000
Unsecured bond with interest rate ranging from 3.50 % to 5.89%: Due 2008 to 2011, net of unamortized discount		1,772,216	1,743,645

		1,900,314	1,852,110

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Unaudited)

March 31, 2007 and 2008

(in millions of Korean Won)	2007		2008
U.S. dollar denominated debt :
Unsecured loans, representing obligations principally to banks: Due 2008 to 2010 with interest rate of 6M LIBOR+0.50% per annum	(Won)	127,279	129,051
Unsecured loans, representing obligations principally to banks: Due 2010 to 2011 with interest rate of 6M LIBOR+0.68% per annum		9,383	24,793
Unsecured loans, representing obligations principally to banks: Due 2008 with interest rate of 6M LIBOR+1.20% per annum		11,258	11,900
Unsecured loans, representing obligations principally to banks: Due 2008 with interest rates from 3M LIBOR+0.99% to 1.35% per annum		28,146	22,313
Unsecured loans, representing obligations principally to banks: Due 2011 with interest rate of 3M LIBOR+0.47% per annum		187,640	198,340
Unsecured loans, representing obligations principally to banks: Due 2011 with interest rate of 6M LIBOR+0.41% per annum		187,640	198,340
Unsecured loans, representing obligations principally to banks: Due 2011 with interest rate of 3M LIBOR+0.35% per annum		93,820	99,170
Unsecured loans, representing obligations principally to banks: Due 2010 to 2013 with interest rate of 6M LIBOR+0.69% per annum		46,910	49,585
Unsecured loans, representing obligations principally to banks: Due 2012 with interest rate of 3M LIBOR+0.66% per annum		131,348	138,838
Unsecured loans, representing obligations principally to banks: Due 2012 with interest rate of 3M LIBOR+0.53% per annum		93,820	99,170
Zero Coupon Convertible Bond due 2012 (put year : 2010)		527,361	561,677

		1,444,605	1,533,177

Euro denominated debt :
Unsecured loans, representing obligations principally to banks: Due 2010 to 2013 with interest rate 3M EURIBOR+0.60% per annum		95,726	109,690

Chinese Renminbi denominated debt :
Unsecured loans, representing obligations principally to banks: Due 2008 with interest rate of 90% of the Basic Rate published by the People’s Bank of China		12,843	—
Unsecured loans, representing obligations principally to banks: Due 2010 to 2011 with interest rate of 95% of the Basic Rate published by the People’s Bank of China		—	9,925

		12,843	9,925

Less : Current portion		(409,236)	(386,215)

	(Won)	3,044,252	3,118,687

Based on the terms and conditions of the convertible bond due 2012, the conversion price was changed from (Won)49,070 to (Won)48,760 per share due to payment of cash dividends of (Won)750 per share for the year ended December 31, 2007.

The number of common shares to be issued if the outstanding convertible bonds are fully converted is 10,530,762 shares as of March 31, 2008.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Unaudited)

March 31, 2007 and 2008

10.	Income Taxes

The Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an Interpretation of SFAS Statement 109 (“FIN 48”) on January 1, 2007. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The adoption of FIN 48 did not have any impact on the Company’s consolidated financial statements. The Company does not have any unrecognized tax positions as of March 31, 2008 and there has been no change since adoption.

The Company’s primary tax jurisdictions are Korea, China, Japan, Germany, Poland and the United States. Open tax years of the Company are 5 years, 6 years, 1 year, 5 years, 3 years and 9 years in Korea, China, Japan, Germany, Poland and the United States, respectively. The Company has not made any provision for the disputed tax liabilities under SFAS No. 109 or FIN 48.

Management’s policy is to recognize accrued interest on the underpayment of income taxes as a component of interest expense and penalties associated with tax liabilities as a component of income tax expense. However, there was no such interest or penalties incurred during the three-month period ended March, 31, 2008.

The valuation allowance for deferred tax assets as of January 1, 2007 was (Won)159,527 million, but there was no valuation allowance as of January 1, 2008. The net change in the total valuation allowance was an increase of (Won)15,268 million during the three-month period ended March 31, 2007, but there was no change in the valuation allowance during the three-month period ended March 31, 2008. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.

11.	Stockholders’ Equity

On May 21, 2004, employees of the Company formed an employee stock ownership association, (“ESOA”), which has the right to purchase on behalf of its membership up to 20% (1,728,000 shares) of shares offered publicly in Korea, pursuant to the Korean Securities and Exchange Act. Employees purchased the shares through the ESOA with loans provided by the Company at the initial public offering price ((Won)34,500) and put under each individual employee’s account. 20% of the 20% of shares (345,600 shares) purchased by employees with loans from the Company is accounted for as a restricted stock award which vests over four years. Unearned compensation, shown as a deduction of capital surplus, will be amortized over the 4-year vesting period. During the three-month period ended March 31, 2007 and 2008, the Company recorded compensation expense of (Won)476 million and (Won)738 million, respectively.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Unaudited)

March 31, 2007 and 2008

12.	Stock Option Plan

Effective January 1, 2005, the Company adopted the provisions of SFAS No. 123(R), Share-Based Payment (“SFAS No. 123(R)”). SFAS No. 123(R) establishes accounting for share-based awards exchanged for employee services. SFAS No. 123(R) requires that an award that is classified as a liability to be initially measured at its grant date fair value and remeasured at fair value at the end of each reporting period until the award is settled or expires. The measurement is based on the current stock price and other relevant factors. The difference between the fair value amounts is recognized as compensation expense during the requisite service period, based on the percentage of the requisite service that the employee has rendered as of that date. In accordance with SFAS No. 123(R), compensation expense is remeasured at each reporting date, based on the fair value of the award, and is recognized as expense over the employee requisite service period.

On April 7, 2005, the Company granted 450,000 shares of stock appreciations rights (“SARs”) for selected management employees. Under the terms of this plan, management, upon exercise, receives cash equal to the amount that the market price of the Company’s common stock exceeds the strike price ((Won)44,050) of the SARs. The vesting period is two years starting from the grant date, and exercisable period is April 8, 2008 through April 7, 2012.

The following table shows total share-based compensation expense included in the consolidated statement of operations for the three-month periods ended March 31, 2007 and 2008:

(in millions of Korean Won)	2007		2008
Selling general and administrative expense	(Won)	1,134	(2,801)

There were no capitalized share-based compensation costs for the three-month periods ended March 31, 2007 and 2008.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Unaudited)

March 31, 2007 and 2008

The following tables summarize option activity under the SARs for the three-month period ended March 31, 2008:

	Weighted- average exercise price (in Korean Won)		Number of shares under option	Weighted- average remaining contractual life (in years)
Balance at December 31, 2007	(Won)	44,050	220,000	4
Options granted		—	—
Options exercised		—	—
Options canceled/expired		—	—

Balance at March 31, 2008	(Won)	44,050	220,000	4

Exercisable at March 31, 2008	(Won)	—	—

If the increase rate of the Company’s share price is equal or less than that of the Korea Composite Stock Price Index (“KOSPI”) over the three-year period following the grant date, only 50% of the initially granted SARs are exercisable. The actual increase rate of the Company’s share price for the three-year period ending April 7, 2008, was less than that of the KOSPI. As a result, only 50% of the SARs are exercisable.

In connection with the adoption of SFAS No. 123(R), the Company assessed its valuation technique and related assumptions. The Company estimates the fair value of stock options using a Black-Scholes valuation model, consistent with the provisions of SFAS No. 123(R) and Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 107. Key input assumptions used to estimate the fair value of stock options include the grant price of the award, the expected option term, volatility of the Company’s stock, the risk-free rate and the Company’s dividend yield. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by selected managements who receive SARs, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Company under SFAS No. 123(R).

The fair value of SARs as of March 31, 2007 and 2008, was estimated using a Black-Scholes valuation model with the following assumptions:

	2007		2008
Volatility		48.13%		46.85%
Risk-free interest rate (Korean government bond)		4.80%		5.13%
Dividend yield		0%		0%
Weighted-average fair value per option granted	(Won)	12,978	(Won)	21,338

Volatility is measured using historical weekly price changes of the Company’s stock over the respective term of the option.

The number of years that the Company estimates that options will be outstanding prior to settlement as of March 31, 2008, is two years.

LG DISPLAY CO., LTD. (Formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Unaudited)

March 31, 2007 and 2008

13.	Earnings (Loss) Per Share

(a)	Basic earnings (loss) per share for the three-month periods ended March 31, 2007 and 2008 were as follows:

(in Korean Won, except for share data)	2007		2008
Net income (loss)	(Won)	(169,241,305,701)	673,142,201,795
Weighted-average number of common shares outstanding		357,815,700	357,815,700

Earnings (loss) per share	(Won)	(473)	1,881

(b)	Diluted earnings per share for the three-month period ended March 31, 2008 was as follows:

(in Korean Won, except for share data)	2008
Net income (1)	(Won)	676,419,600,045
Weighted-average number of common shares outstanding and common shares equivalent (2)		368,346,462

Diluted earnings per share	(Won)	1,836

Diluted loss per share for the three-month period ended March 31, 2007 was identical to basic loss per share as the conversion of convertible bonds would have an anti-dilutive effect.

(1)	Adjustments to net income:

(in Korean Won)	2008
Net income	(Won)	673,142,201,795
Interest expense of convertible bonds, net of tax		3,277,398,250

Adjusted income	(Won)	676,419,600,045

(2)	Weighted-average number of common shares outstanding:

(in shares)	2008
Weighted-average number of common shares	357,815,700
Effect of conversion of convertible bonds	10,530,762

Weighted average number of common shares and common shares equivalent at March 31, 2008	368,346,462

LG DISPLAY CO., LTD. (Formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Unaudited)

March 31, 2007 and 2008

14.	Commitments and Contingencies

(a)	Commitments

Overdraft agreements and credit facility agreement

As of March 31, 2008, the Company has bank overdraft agreements with Woori Bank and other various banks amounting to (Won)59,000 million and has a revolving credit facility agreement with several banks totaling (Won)100,000 million and USD100 million. There is no outstanding balance as of March 31, 2008.

Factoring and securitization of accounts receivable

As of March 31, 2008, the Company has agreements with Korea Development Bank and several other banks for U.S. dollar denominated accounts receivable negotiating facilities with recourse of up to an aggregate of USD1,313.5 million. Certain trade accounts and notes receivable due from the subsidiaries to LGD arising from export sales were sold to banks under the agreements above. As of March 31, 2008, trade accounts receivable amounting to (Won)581,926 million are current and there are no outstanding trade accounts receivable that are past due. The transferred accounts receivable was recorded as short-term borrowings.

In October 2006, LG Display America, Inc. (formerly, LG.Philips LCD America, Inc.), LG Display Germany GmbH (formerly, LG.Philips LCD Germany GmbH), LG.Philips LCD Shanghai Co., Ltd. and LG Display Hong Kong Co., Ltd. (formerly, LG.Philips LCD Hong Kong Co., Ltd.), entered into a five-year accounts receivable selling program with Standard Chartered Bank, selling accounts receivable on a revolving basis, of up to USD600 million. LGD joined this program in April 2007. For the three-month period ended March 31, 2008, no accounts receivable were sold.

In September 2004, LG Display America Inc., LG Display Germany GmbH, LG Display Japan Co., Ltd. (formerly, LG.Philips LCD Japan Co., Ltd.) and LG Display Taiwan Co., Ltd. (formerly, LG.Philips LCD Taiwan Co., Ltd.) entered into a five-year accounts receivable securitization program (the “Program”) with LG.Philips LCD America Finance Corporation, ABN AMRO-Taipei Branch and ABN AMRO-Tokyo Branch. The Program allowed the subsidiaries to sell, on a revolving basis, an undivided interest up to USD350 million in eligible accounts receivables. However, on March 12, 2008, the Program was terminated.

In June 2006, LG.Philips LCD Shanghai Co., Ltd. entered into an accounts receivable selling program with Standard Chartered Bank for up to USD200 million. At March 31, 2008, no accounts and notes receivable were sold that are past due.

In September 2006, LG Display Taiwan Co., Ltd. entered into accounts receivable selling program with ChinaTrust Bank and another bank of up to USD587.5 million. At March 31, 2008, no accounts and notes receivable were sold that are past due.

LG DISPLAY CO., LTD. (Formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Unaudited)

March 31, 2007 and 2008

Letters of credit

As of March 31, 2008, LGD has agreements with Korea Exchange Bank and other several banks in relation to the opening of letters of credit amounting to (Won)90,000 million and USD35.5 million. There is no outstanding balance as of March 31, 2008.

Payment guarantees

LGD receives repayment guarantees from ABN AMRO Bank amounting to USD8.5 million relating to tax payments in Poland. As of March 31, 2008, LGD entered into a payment guarantee agreement with a syndicate of banks including Kookmin Bank and Societe Generale in connection with a EUR70 million term loan credit facility of LG Display Poland Sp. zo.o. As of March 31, 2008, EUR70 million of long-term debt is outstanding in relation to the abovementioned agreement.

LG Display America, Inc. and other subsidiaries have entered into short-term facility agreements of up to USD57 million, EUR3.6 million, and JPY5,200 million with Comerica Bank and other various banks. LG Display Japan Co., Ltd. and LG Display Taiwan Co., Ltd. are provided with repayment guarantees from Bank of Tokyo-Mitsubishi and ABN AMRO Bank amounting to JPY1,300 million and USD4 million, respectively, relating to their local tax payments. As of March 31, 2008, JPY769 million of short-term borrowing is outstanding in relation to the abovementioned agreements.

License agreements

As of March 31, 2008, in relation to its TFT-LCD business, LGD has technical license agreements with Hitachi, Ltd., and others, and has trademark license agreements with LG Corporation and Koninklijke Philips Electronics N.V.

Rental Contract with LG Electronics Inc.

On January 1, 2008, the AM-OLED business was transferred from LG Electronics Inc. to the Company, mainly the related patents and employees. LGD entered into an annual contract to rent manufacturing facilities (land, buildings and machinery) from LG Electronics Inc.

(b)	Contingencies

As of March 31, 2008, LGD is involved in several legal proceedings and claims arising in the ordinary course of business. The Company’s management does not expect that the outcome in these legal proceedings and claims, individually or collectively, will have any material adverse effect on the Company’s financial condition, results of operations or cash flows.

Patent Infringement lawsuit against Chi Mei Optoelectronics Corp. and others

On December 1, 2006, the Company filed a complaint against Chi Mei Optoelectronics Corp., AU Optronics Corp., Tatung Company and ViewSonic Corp., alleging patent infringement related to liquid crystal display and manufacturing process for TFT-LCDs in the United States District Court for the District of Delaware. On March 8, 2007, AU Optronics Corp. countersued

LG DISPLAY CO., LTD. (Formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Unaudited)

March 31, 2007 and 2008

the Company in the United States District Court for the Western District of Wisconsin, but the case was transferred to the United States District Court for the District of Delaware due to the Company’s motion to transfer. On May 4, 2007, Chi Mei Optoelectronics Co. countersued the Company for patent infringement in the United States District Court for the Eastern District of Texas, but, on March 31, 2008, the suit was transferred to the United States District Court for the District of Delaware according to the Company’s motion to transfer.

Settlement of lawsuits with Tatung Co., and ViewSonic Corp.

On December 6, 2007, the Company and Tatung Co. signed a settlement agreement regarding the dismissal of pending claims. On January 19, 2008, the Company and ViewSonic Corp. signed a settlement agreement regarding the dismissal of pending claims. The settlement did not have any effect on the Company’s consolidated financial statements.

Intervention in Positive Technologies, Inc’s patent infringement lawsuit

On April 14, 2006, Positive Technologies, Inc. filed a complaint in the United States District Court for the Eastern District of Texas against, among others, several of the Company’s customers, including BenQ America Corp., Hitachi America Ltd., Panasonic Corp. of North America, Philips Electronics North America Corp. and Toshiba America, Inc. for alleged infringement of two of its patents relating to LCD displays. Positive Technologies, Inc. is seeking, among other things, damages for past infringement. On March 7, 2007, the United States District Court for the Eastern District of Texas granted the Company’s intervention in the patent infringement case brought by Positive Technologies, Inc.

Anvik Corporation’s lawsuit of infringement of patent

On February 2, 2007, Anvik Corporation filed a patent infringement case against the Company, along with other LCD manufacturing companies, in connection with the usage of photo-masking equipment manufactured by Nikon Corporation.

Investigation on anti-competitive activities by authorities in Korea, Japan and U.S.

The Company is currently under investigation by the fair trade or antitrust authorities in Korea, Japan, US and other markets with respect to possible anti-competitive activities in the LCD industry. As of March 31, 2008, the Company, along with a number of other companies in the LCD industry, has been named as defendants in a number of purported federal class actions in the United States alleging that the defendants violated the antitrust laws in connection with the sale of LCD panels. In February 2007, the Company and certain of its officers and directors have been named as defendants in a federal class action in the United States by the shareholders of the Company alleging violations of the U.S. Securities Exchange Act of 1934, as amended, by the Company and certain of its officers and directors in connection with possible anti-competitive activities in the LCD industry. The Company and the officers and directors intend to defend themselves vigorously in this matter.

While the Company intends to defend each of the abovementioned suits vigorously, it is too early in the proceedings to evaluate the probability of a favorable or unfavorable outcome of the actions, or to estimate the potential loss, if any.

LG DISPLAY CO., LTD. (Formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Unaudited)

March 31, 2007 and 2008

Investment agreement with Polish Government

The Company acquired land at EUR 1 and received cash grants which are intended to be used for the construction of a plant according to an investment agreement with the Polish Government. The land was recognized at the fair value at acquisition date, amounting to PLN57,413 thousand ((Won)25,517 million) and the corresponding amount was recorded as a liability. The cash grants amounting to PLN40,005 thousand ((Won)17,780 million) were also recorded as a liability due to the repayment contingency to be determined in 2012 based on the level of employment and investment.

15.	Fair Value of Assets and Liabilities

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Available-for-sale securities, derivatives and long-term debts including the current portion are recorded at fair value on a recurring basis.

Effective January 1, 2008, upon adoption of SFAS No. 159, the Company may elect to use fair value to measure eligible items at specified election dates and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. However, as of March 31, 2008, the Company did not elect to measure any eligible assets or liabilities at fair value in accordance with the Standard.

SFAS No. 157 defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements for fair value measurements. Additionally, SFAS No. 157 amended SFAS No. 107, Disclosure about Fair Value of Financial Instruments (“SFAS No. 107”), and, as such, the Company follows SFAS No. 157 in determination of SFAS No. 107 fair value disclosure amounts. The disclosures required under SFAS No. 157 and SFAS No. 107 has been included in this note. However, as of March 31, 2008, the Company has deferred the application of SFAS No. 157 for its nonfinancial assets and liabilities.

Fair Value Hierarchy

Under SFAS No. 157, the Company groups its assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company’s own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

LG DISPLAY CO., LTD. (Formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Unaudited)

March 31, 2007 and 2008

Determination of Fair Value

Under SFAS No. 157, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is the Company’s policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy in SFAS No. 157.

Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon the Company’s own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value and for estimating fair value for financial instruments not recorded at fair value (SFAS No. 107 disclosures).

Assets

Available-for-sale securities

Available-for-sale securities are recorded at fair value on a recurring basis. Fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security’s credit rating and other factors such as credit loss assumptions.

Derivatives

The Company measures fair value of derivatives using internally developed models that use primarily market observable inputs, such as yield curves and option volatilities, and, accordingly, classify as Level 2. Examples of Level 2 derivatives are basic interest rate swaps and forward contracts.

Liabilities

Long-term debt and payables

Long-term debt is carried at amortized cost. However, the Company is required to estimate the fair value of long-term debt and payables under SFAS No. 107. Generally, the discounted cash flow method is used to estimate the fair value of the Company’s long-term debt and payables. Contractual cash flows are discounted using rates currently traded for the bonds with similar remaining maturities and, as such, these discount rates include the Company’s current spread levels.

LG DISPLAY CO., LTD. (Formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Unaudited)

March 31, 2007 and 2008

Assets and Liabilities Recorded at Fair Value on a Recurring Basis

The table below presents the amounts of assets and liabilities measured at fair value on a recurring basis as of March 31, 2008.

(in millions of Korean Won)	Total		Level 1	Level 2	Level 3
Available-for-sale securities	(Won)	100,349	—	100,349	—
Derivatives, net		(102,052)	—	(102,052)	—

Fair Value of Financial Instruments

The table below is a summary of fair value estimates as of December 31, 2007 and March 31, 2008, for financial instruments, as defined by SFAS No. 107, excluding short-term financial assets and liabilities, for which carrying amounts approximate fair value, and excluding financial instruments recorded at fair value on a recurring basis. The carrying amounts in the following table are recorded in the consolidated balance sheet under the indicated captions.

(in millions of Korean Won)	2007			2008
	Carrying amount		Estimated fair value	Carrying amount	Estimated fair value
Long-term debt including the current portion	(Won)	3,453,488	3,234,667	3,504,902	3,348,582
Long-term other accounts payable	(Won)	—	—	36,613	34,524

In accordance with SFAS No. 107, the Company has not included assets and liabilities that are not financial instruments in this disclosure.

LG DISPLAY CO., LTD. (Formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Unaudited)

March 31, 2007 and 2008

16.	Segment Information

The Company has one reportable business segment, the manufacture and sale of TFT-LCDs. The following is a summary of operations by country based on the location of the customer, where the Company’s products are shipped to, as of and for the three-month periods ended March 31, 2007 and 2008.

By Geography
(in millions of Korean Won)	2007		2008
Revenue from external customers:
Republic of Korea	(Won)	218,608	280,977
China		1,316,338	2,065,712
Asia		375,689	583,588
America		238,889	372,120
Europe		476,253	696,809
Others		96,679	36,405

Total	(Won)	2,722,456	4,035,611

During the three-month periods ended March 31, 2007 and 2008, the Company’s revenue from its three largest customers, LG Electronics, Hewlett-Packard and Philips Electronics, accounted for 42.5% and 43.5% of total revenue, respectively. Sales to LG Electronics constituted 20.7% and 22.7% of total revenue, for the three-month periods ended March 31, 2007 and 2008, respectively. Sales to Hewlett-Packard constituted 9.5% and 10.5% of total revenue, for the three-month periods ended March 31, 2007 and 2008, respectively. Sales to Philips Electronics constituted 12.3% and 10.3% of total revenue, for the three-month periods ended March 31, 2007 and 2008, respectively.

Approximately 94% of the Company’s total assets are located in the Republic of Korea.

The Company purchases a number of components from various sources. In some cases, alternative sources of supply are not available. In other cases, the Company may establish a working relationship with a single source, even when multiple suppliers are available, if the Company believes it is advantageous to do so due to performance, quality, support, delivery, capacity or price considerations. If the supply of a critical material or component were delayed or curtailed, the Company’s ability to ship the related product in desired quantities and in a timely manner could be adversely affected. Even where alternative sources of supply are available, qualification of the alternative suppliers and establishment of reliable supplies could result in delays and a possible loss of sales, which could adversely affect operating results.

LG DISPLAY CO., LTD. (Formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Unaudited)

March 31, 2007 and 2008

The following is a summary of revenue by product for the three-month periods ended March 31, 2007 and 2008:

By Product
(in millions of Korean Won)	2007		2008
Panels for:
TFT-LCD televisions	(Won)	1,202,108	1,776,125
Desktop monitors		744,485	1,068,210
Notebook computers		599,635	985,794
Others		176,228	205,482

Total	(Won)	2,722,456	4,035,611

17.	Supplemental Cash Flows Information

Significant transactions not affecting cash flows for the three-month periods ended March 31, 2007 and 2008 are as follows:

(in millions of Korean Won)	2007		2008
Non-cash investing and financing activities:
Other accounts payable arising from the purchase of property, plant and equipment and intangible assets	(Won)	705,824	459,213

Interest payments for the three-month periods ended March 31, 2007 and 2008 were (Won)45,530 million and (Won)36,437 million, respectively. Income taxes paid for the three-month periods ended March 31, 2007 and 2008 were (Won)1,885 million and (Won)35,015 million, respectively.

18.	Subsequent Events

On April 7, 2008, the Company entered into a 50-50 joint venture agreement with Skyworth-RGB Electronics Co., Limited (Skyworth), to set up a research and development joint venture company, to be named Guangzhou New Vision Technology Research and Development Limited. Both Skyworth and the Company agreed to invest RMB 25 million each in the joint venture company which is expected to be formed in May 2008. The joint venture company will carry out product planning, design and development activities spanning from TFT-LCD modules to television sets with the purpose of providing televisions tailored to meet the needs of Chinese consumers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: May 15, 2008	By:	/s/ Dong Joo Kim
(Signature)

	Name:	Dong Joo Kim
	Title:	Vice President/
Finance & Risk Management Department